Alliance Leicester

Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

RECEIVED
2008 APR 16 P 2:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA [redacted]

1 April 2008

08002716

Dear Sir or Madam

SUPPL

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 February to 31 March 2008.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAY 27 2008
THOMSON REUTERS

pp Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

5/21

1990006 (9/06)

Alliance & Leicester

Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

February/March 2008

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 5 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

Mike McTighe	21 February 2008
Various	6 March 2008
Various	28 March 2008

Form TR-1 Notification of Major Interests in Shares

Capital Group International Inc	20 February 2008

Notice – Voting Rights and Capital	29 February 2008
Annual Report & Accounts notification	
Preliminary Results Announcement for year ended	31 December 2007

Information distributed to the Company's security holders

Nil

1990006 (9/06)

coform

File No. 82-4964

88(2)

RECEIVED

2008 APR 16 P 2:35

(Revised 2005)

Please complete in typescript or in bold black capitals. ICE OF INT... CORPORATE FINANCE

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	02	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,288	5,444	15,364
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	668	632	685

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): SEE ATTACHED SCHEDULE	Ordinary	8288
Address:		
UK postcode:		
Name(s): SEE ATTACHED SCHEDULE	Ordinary	5444
Address:		
UK postcode:		
Name(s): CAPITA IRG	Ordinary	15364
Address: The Registry 34 Beckenham Road Beckenham Kent		
UK postcode: BR3 4TU		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 13 Feb 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leics LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date 13 February 2008

Alliance Leicester

2004 3 Year Maturity   Tranche 7

Name		Address					Total Options Exercised
DENISE	SEGLINS	2 STENTON CLOSE	SOUTHWELL	NOTTS		NG25 0BJ	141
STEVEN	BONNEY	80 POLMENNOR ROAD	FALMOUTH	CORNWALL		TR11 5UY	141
DIANE JEAN	HUNTINGTON	42 BARKBYTHORPE LANE	THURMASTON	LEICESTERSHIRE		LE4 8GP	225
THELMA	SPALTON	24 MAIN STREET	REMPSTONE	LOUGHBOROUGH	LEICESTERSHIRE	LE126RH	564
NEIL JONATHAN	RUDRUM	52 JORDAN ROAD			SUTTON COLDFIELD	B75 5AB	1015
MUNIRA	JAMAL	5 SANDHURST DRIVE	ILFORD	ESSEX		IG3 9DB	564
SANDRA VALERIE	MCDONALD	18 GLADESIDE	ST ALBANS	HERTFORDSHIRE		AL4 9JA	112
PETER DAMIEN	MARTIN	27 MEADOW LANE	WEST DERBY	LIVERPOOL	MERSEYSIDE	L12 5EA	282
ANTOINETTE MARIE	BEAMER	25 MELROSE PARK	MELROSE ROAD	WATERLOO	LIVERPOOL	L22 1SW	282
SIMON MARK	BRADY	ORCHARD VIEW	SANDMEAD ROAD	SANDFORD	WINSCOMBE	BS25 5QG	564
BHAVIKA	CHAUHAN	8 DENMAN LANE	HUNCOTE	LEICESTER		LE9 3BS	56
SARAH LOUISE	HARDWICK	2 BRADSTONE CLOSE	BROUGHTON ASTLEY	LEICESTER		LE9 6XY	282
ROBERT WILLIAM	CROSSLAND	3 DELAMERE ROAD	HAZEL GROVE	STOCKPORT	CHESHIRE	SK7 4NW	564
STEPHANIE	BUSH	FORGE COTTAGE	52 MAIN ROAD	EAST HAGBOURNE	OXFORDSHIRE	OX11 9LR	1410
IAN PAUL	LAWRENCE	105 BLENHEIM PARK ROAD	SOUTH CROYDON	SURREY		CR2 6BL	1128
JUNE BEGGAN	FULLERTON	33 LOCH LAIDON STREET	SANDYHILLS	GLASGOW		G32 9HR	282
LINDA	STACEY	30 REVA ROAD	STAFFORD			ST17 9BP	112
LINDSAY	REA	21 COLUMBINE CLOSE	MELLING	LIVERPOOL		L31 1DW	564
							8288

ALLIANCE & LEICESTER SHARESAVE PLAN

Date 13 February 2008

Alliance Leicester

2002 5 Year Maturity   Tranche 7

Name		Address					Total Options Exercised
SHEILA VERONICA	MCCORMACK	15 ELMSFIELD ROAD	LYDIATE PARK	LYDIATE LANE	MERSEYSIDE	L23 1UW	2618
LOUISE	PAYNE	48 BUCKTHORNE DRIVE	EAST ARDSLEY	WAKEFIELD	WEST YORKSHIRE	WF3 2LP	209
DAWN ELIZABETH	COOK	33 COPT OAK ROAD	NARBOROUGH	LEICESTER	LEICESTERSHIRE	LE193EF	523
COLIN DANIEL	WIGHTMAN	67 BARBERRY CRESCENT	NETHERTON	MERSEYSIDE		L30 7RS	1047
DANIEL	CULLEN	143 ELMVALE	CULMORE ROAD	LONDONDERRY		BT48 8SL	1047
							5444

coform

File No. 82-4964

RECEIVED

2008 APR 16 P 2:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From	To
	Day / Month / Year	Day / Month / Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 02 / 2008	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,127	1,151	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.68	6.32	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 2278
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ **Date** 27 February 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date 27 February 2008

Alliance Leicester

2004 3 Year Maturity Tranche 8

Name		Address					Total Options Exercised
BARBARA	BURRIDGE	11 DOVEDALE AVENUE	MAGHULL	MERSEYSIDE	MERSEYSIDE	L31 8ED	282
AMANDA	DRISCOLL	71 NOONAN CLOSE	WALTON	MERSEYSIDE		L9 3DG	282
HILARY ANNE	FOSTER	19 AYREFIELD ROAD	ROBY MILL	UPHOLLAND	LANCASHIRE	WN8 0QP	112
CLAIRE	GILLIBRAND	58 BOLEYN STREET	WOODSTON	PETERBOROUGH	CAMBRIDGESHIRE	PE2 9AG	169
MARY	ELDER	78 PARK LANE	NETHERTON	LIVERPOOL		L30 1RN	282
							1127

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE PLAN

Date 27 February 2008

Alliance Leicester

2002 5 Year Maturity Tranche 8

Name		Address					Total Options Exercised
CLIVE HAROLD	MOON	2 FENWICK ROAD	OADBY	LEICESTER		LE2 4UF	1047
SYLVIA MARIA	NICKSON	GLANLLYN	THE MOUNT	HESWALL	WIRRAL	CH60 4RG	104
							1151

File No. 82-4964

File No. 82-4964

RECEIVED

2008 APR 16 P 2:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester Plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26 02 2008	26 02 2008

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1016		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	Nil		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	ORDINARY 50p	1016
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form 1

Signed [signature] Date 29.2.08

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE PLANS, ALLIANCE & LEICESTER PLC
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 2002 778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme	Deferred Bonus Plan
Batch NO	156
Schedule of Allotments	
Date of Exercise:	31/05/2007

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
NICOLA JANE	VEALL	60 HOWARD ROAD	CLARENDON	LEICESTER	LEICESTERSHIRE	LE2 1XH	0	1016	1,016	0	0
								1016	**1,016**	**0**	**0**

coform

File No. 82-4964
File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.
CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	338	169	
Nominal value of each share	0.50	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.68	6.68	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Helen Connolly Address: 9 Linden Avenue Netherton Merseyside UK postcode: L30 3SB	Ordinary	338
Name(s): Karen Ann Dougherty Address: 3 Wineva Gardens Crosby Liverpool UK postcode: L23 9SJ	Ordinary	169
Name(s): Address: UK postcode:		
Name(s): Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ Date 18 March 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leics LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

RECEIVED

2008 APR 16 P 2:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,635		
Nominal value of each share	0.50		
Amount (if any) paid or due on each share *(including any share premium)*	5.13		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAPITA IRG LIMITED	Class of shares allotted: Ordinary	Number allotted: 20635
Address 34 Beckenham Road Beckenham Kent		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 18 March 2008

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leics LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Mr Mike McTighe		Yes	2,500	£4.8225

Purchase of shares by Mr Mike McTighe to be held by HSBC Global Custody Nominee UK Limited

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSBC Global Custody Nominee UK Limited

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

2,500

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£4.8225

13. Date and place of transaction

20 February 2008 – London Stock Exchange

14. Date issuer informed of transaction

20 February 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

21 February 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
D J Bennett	Yes	Yes	24	5.13
C S Rhodes	Yes	Yes	24	5.13
R L Banks	Yes	Yes	24	5.13
I D Buchanan	Yes		24	5.13
S G Dawkins	Yes		24	5.13
B P Glover	Yes		24	5.13
T S Lloyd	Yes		24	5.13
G Pilkington	Yes		24	5.13
G Wilkinson	Yes		24	5.13

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

216

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£5.13

13. Date and place of transaction

5 March 2008 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 March 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew

Telephone: 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

6 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
D J Bennett	Yes	Yes	55,147	5.44	27 March 2008
R L Banks	Yes	Yes	31,709	5.44	27 March 2008
C S Rhodes	Yes	Yes	41,360	5.44	27 March 2008
S K Astley	Yes		21,439	5.44	27 March 2008
I Buchanan	Yes		24,816	5.44	27 March 2008
S Dawkins	Yes		13,419	5.44	27 March 2008
B P Glover	Yes		17,463	5.44	27 March 2008
T S Lloyd	Yes		22,058	5.44	27 March 2008
G Pilkington	Yes		24,529	5.44	27 March 2008
M Thomas	Yes		24,126	5.44	27 March 2008
G Wilkinson	Yes		15,165	5.44	27 March 2008

3. Period during which or date on which it can be exercised

Period of Exercise 27/03/2011 to 26/03/2018

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Grant of unapproved options under the Alliance & Leicester plc 2006 Company Share Option Plan

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

28 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares on which options Granted	Exercise Price per Share £	Date of Grant
D J Bennett	Yes	Yes	126,838	Nil	27 March 2008
R L Banks	Yes	Yes	72,931	Nil	27 March 2008
C S Rhodes	Yes	Yes	95,128	Nil	27 March 2008
S K Astley	Yes		33,016	Nil	27 March 2008
I Buchanan	Yes		38,216	Nil	27 March 2008
S Dawkins	Yes		20,665	Nil	27 March 2008
B P Glover	Yes		26,893	Nil	27 March 2008
T S Lloyd	Yes		33,970	Nil	27 March 2008
G Pilkington	Yes		37,775	Nil	27 March 2008
M Thomas	Yes		37,155	Nil	27 March 2008
G Wilkinson	Yes		23,354	Nil	27 March 2008

3. Period during which or date on which it can be exercised

Exercise Period 27/03/2011 to 26/03/2013

4. Total amount paid (if any) for grant of the option

N/A

5. Description of shares or debentures involved (class and number)

Ordinary Shares of 50 pence

6. Any additional information

Nil cost options granted under the Alliance & Leicester plc Long Term Incentive Plan.

7. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

28 March 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20 February 2008
6. Date on which issuer notified:	21 February 2008
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Indirect	Direct	Indirect	Direct	Indirect
Ord 50p GB0000386143	33,532,105	33,532,105	37,040,105		37,040,105		8.8049%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial	Expiration	Exercise/	Number of voting	% of voting

instrument	date	Conversion Period/ Date	rights that may be acquired if the instrument is exercised/ converted.	rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
37,040,105	8.8049%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Capital Group International, Inc ("CGII") Holdings	**37,040,105 shares**	**8.805%**
Holdings by CGII Management Companies and Funds:		
Capital Guardian Trust Company	11,592,466 shares	2.756%
Capital International Limited	22,634,689 shares	5.381%
Capital International S.A.	2,520,789 shares	0.599%
Capital International, Inc.	292,161 shares	0.069%

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Notification using the total voting rights figure of 420,678,012
14. Contact name:	Sandra Odell
15. Contact telephone number:	0116 200 4352

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 29 February 2008 consists of:

420,710,402 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 420,710,402. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

Alliance & Leicester plc

File No. 82-4964

Annual Report and Accounts

In compliance with Listing Rule 9.6.1, Alliance & Leicester plc has today submitted to the UK Listing Authority two copies of the 2007 Annual Report & Accounts.

Copies of the above document will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

The Annual Report is available on our website, **www.alliance-leicester-group.co.uk**

File No. 82-4964

Alliance & Leicester plc

Preliminary results announcement for the year ended 31 December 2007

Contents

1 SUMMARY

1.1 FINANCIAL RESULTS

- Core operating profit was £417m (2006: £585m), in line with the guidance given on 29 January 2008. Core operating profit continues to exclude hedge ineffectiveness (previously referred to as fair value accounting volatility) and redundancy costs.

- Conditions in the financial markets in the second half of 2007 resulted in a reduction in the fair value and impairment of certain treasury investments. Core operating profit, excluding changes in the fair value and impairment of certain treasury investments, was £602m (2006: £585m).

- Statutory profit before tax of £399m (2006: £569m), includes a £10m loss (2006: £8m gain) from hedge ineffectiveness and £8m (2006: £24m) of redundancy costs.

	Year ended 31.12.07 £m	31
Core operating profit excluding changes in the fair value and impairment of certain treasury investments	**602**	
Reduction in the fair value of certain treasury investments	(32)	
Impairment of certain treasury investments	(153)	
Core operating profit	**417**	
Redundancy costs	(8)	
Hedge ineffectiveness	(10)	
Statutory profit before tax	**399**	

- Statutory basic earnings per share 59.4p (2006: 96.4p).

- Proposed final dividend maintained at 36.5p per share.

- Total dividends 55.3p per share (2006: 54.1p).

- Diversified income streams, with less than 27% of revenues from mortgages and savings.

- Retail Banking core operating profit up £17m to £462m (2006: £445m).

- Commercial Banking:
  - Commercial Bank core operating profit up £34m to £150m (2006: £116m);
  - Treasury core operating loss of £165m (2006: profit £46m).

- We continue to replace and extend the duration of our wholesale funding. We have now completed funding transactions which pre-fund our medium term maturing wholesale funds, certificates of deposit and commercial paper into the first quarter of 2009.

1.2 PROGRESS AGAINST OUR STRATEGIC OBJECTIVES

- Delivered strong franchise growth:
  - 301,000 new personal current accounts opened, market share 4.3%;
  - net mortgage lending £4.8bn, market share 4.4%;
  - gross unsecured personal lending £2.3bn, market share 6.7%;
  - customer deposit balances up £1.2bn to £30.8bn:
    - personal customer deposit balances up £0.6bn to £23.3bn;
    - commercial customer deposit balances up £0.6bn to £7.5bn;
  - commercial lending balances up £1.9bn to £8.4bn;
  - 33,700 new business banking accounts opened, up 36%.

- Improved cost efficiency:
  - core operating expenses reduced by £8m to £691m, despite increased business volumes and ongoing investment in the business.

- Asset quality:
  - asset quality of our customer loans and advances remains strong. At the end of December 2007 the proportion of:
    - mortgage accounts over 3 months in arrears was 0.49% (2006: 0.51%), significantly lower than the Council of Mortgage Lenders average of 1.20%;
    - unsecured personal loan balances over 30 days in arrears was 5.5% (2006: 5.6%), over 45% better than the average for Finance and Leasing Association members;
    - commercial loan balances over 30 days in arrears was 0.46% (2006: 0.60%).

- Underlying return on equity tier 1 capital:
  - Underlying return on equity tier 1 capital was 14.6%, below our target of 20%, reflecting the reduction in the fair value and impairment of certain of our treasury investments. Underlying return on equity tier 1 capital excludes hedge ineffectiveness and redundancy costs.

1.3 2008

- We will continue to target growth in both personal and commercial current accounts, and in customer deposit balances.

- We expect total new customer lending volumes to be lower than in recent years, reflecting an emphasis on asset quality and revenues.

- Our 2008 financial performance will reflect our prudent response to conditions in the financial markets since the second half of 2007, which has resulted in us incurring higher wholesale funding costs than in the first half of 2007 and holding higher levels of liquidity than historically.

- In 2008, we will implement the first customer facing phases of the new ALNOVA banking system which will, when complete, replace our legacy systems for personal and commercial current accounts, savings and unsecured personal loans, leading to increased cross- sales, stronger customer relationships and further efficiency improvements.

- We expect total dividends in 2008 to be maintained at the 2007 level.

1.4 COMMENT FROM CHRIS RHODES, GROUP FINANCE DIRECTOR

"Alliance & Leicester's customer facing business remains in good shape, delivering good growth and excellent cost control. Excluding the impact of treasury losses, core operating profit was £602m, compared with £585m in 2006. We have further strengthened our

funding position into the first quarter of 2009, following the credit crunch and unprecedented financial market conditions which reduced our core operating profit in 2007.

"The trading outlook for financial services will be challenging in 2008, and we will maintain the prudent approach to lending which has led to our customer lending asset quality being better than industry averages. Our business is diversified and is not dependent on the performance of a single market, with just 27% of Group revenues coming from mortgages and savings. We are investing in new banking technology to help us increase cross-selling, strengthen customer relationships and improve efficiency still further."

2 EXECUTIVE REVIEW

2.1 OVERVIEW

Group core operating profit, excluding changes in the fair value and impairment of certain treasury investments, was £602m, higher than in 2006. The reduction in the fair value and impairment of certain treasury investments in the second half of 2007 resulted in core operating profit for 2007 of £417m, lower than the £585m achieved in 2006. Retail Banking profits were up £17m to £462m and Commercial Bank profits were up £34m to £150m, whilst Treasury reported a loss of £165m (2006: profit of £46m) primarily due to the impairment and reduction in fair value through the Income Statement of certain treasury investments.

The second half of 2007 saw unprecedented conditions in the world's financial markets, presenting UK banks with a number of challenges. Against this backdrop, our strategy for growth in a diversified range of markets proceeded well. We continued to demonstrate the strength of Alliance & Leicester's franchise, with both our Retail and Commercial customer businesses delivering franchise growth and excellent cost control, whilst maintaining strong lending asset quality. This progress, together with the investment we are making in our business, provides a firm platform for long term growth. Alliance & Leicester is a diversified business, not dependent on the performance of any single market, with just 27% of Group revenues in 2007 attributable to the mortgage and savings businesses.

Franchise growth included opening 301,000 new personal current accounts, delivering a 4.4% market share of net mortgage lending and increasing customer deposit balances by £1.2bn. Business banking was particularly strong, with 33,700 new business banking accounts opened, an increase of 36%, and a survey by the Office of Fair Trading found that more small businesses were considering moving their business banking accounts to Alliance & Leicester than to any other competitor.

We took a number of steps during 2007 to increase our ability to deliver long term growth. We broadened our current account product range, with the launch of our 'Premier 21' and 'Premier 50' current account products, providing further opportunities for growth. We completed the planned refurbishment of our branch network and installed deposit-taking ATMs in all our branches, resulting in increased sales capacity and improved efficiency. We continued to expand our business centre network, which has now grown to 19 centres, giving us further opportunities to expand in this profitable sector. We also grew our online banking business very successfully, with 41% of our core Retail Banking products sold online in 2007, and the number of current account transactions serviced online continuing to increase.

Despite the significant growth in business volumes and continued investment in the business, the Group's core operating expenses reduced by £8m in 2007, demonstrating again our ability to control costs.

Our focus on high quality customer lending continues to result in strong lending asset quality. Our mortgage asset quality remains excellent, with just 0.49% of accounts over 3 months in arrears, lower than the 0.51% at the end of 2006, and considerably better than the Council of Mortgage Lenders average of 1.20% at the end of 2007. Our mortgage impairment loss charge was just £1m in 2007, and our residential mortgage book had an average indexed loan to value ratio of 46% at the end of the year. The proportion of unsecured personal loan balances in arrears at the end of December 2007 was lower than at the end of December 2006, and our Retail Banking impairment loss charge reduced by £12m, from £97m in 2006 to £85m in 2007. Only 0.46% of commercial lending balances were over 30 days in arrears at the end of December 2007, down from 0.60% at the end of 2006.

2.2 FUNDING

Funding markets in the second half of 2007 saw the effective closure of the securitisation and covered bond markets, and significant volatility in the pricing and availability of funds in the money and capital markets. In recognition of these conditions, as a prudent measure we have put in place additional funding facilities, a significant proportion of which are backed by Alliance & Leicester residential mortgage assets. These new facilities have enabled us to fund all our customer loans and advances with customer deposits and wholesale funding with a duration of over six months. This process has continued since the end of 2007, and we have now pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit into the first quarter of 2009.

Our total customer deposit balances increased by £1.2bn in 2007, to £30.8bn. Customer deposit balances fund 56% of customer loans and advances, and we expect this proportion to increase in 2008 as we seek to fund any customer asset growth with customer deposits. We are targeting growth in both personal and commercial customer deposit balances, with our personal and business

banking current account products a key source for acquiring new customer balances.

The additional funding facilities we have put in place in the second half of 2007 and early 2008 have provided the Group with protection from volatility in the short term funding markets. These facilities, which typically last around two years, cost more than would have been the case in the first half of 2007. Whilst these facilities remain in place they will have a negative impact on the Group's net interest margin, and, accordingly, in 2008 we expect the Group net interest margin for the full year to be around 1%.

2.3 TREASURY INVESTMENTS

Financial market conditions in the second half of 2007 have led to a reduction in the market value of our £23.1bn of treasury investments, and the impairment of a significant proportion of our structured investment vehicle (SIV) mezzanine and capital notes.

We hold most of our treasury investments at fair value on the balance sheet. Market conditions in the second half of the year have resulted in the value of these assets reducing by £242m. There was a £32m charge to non-interest income in the Income Statement and a £147m post-tax (£210m pre-tax) charge to reserves.

We have held investments in SIVs since 1999. These investments were undertaken to enable the Group to invest in a broad range of underlying assets, and achieve an increased level of diversification and return. These vehicles were particularly affected by the lack of liquidity in the market in the second half of 2007, forcing many of them to sell assets at less than their purchase price. As a result, we incurred an impairment loss charge of £142m in respect of our SIV mezzanine and capital note holdings. In addition, an impairment loss charge of £11m was incurred relating to collateralised debt obligations (CDOs).

2.4 CAPITAL AND DIVIDENDS

At the end of 2007, the Group's total capital resources were £2.9bn, above both the Basel I transitional floor for 2007 and our guidance set by the Financial Services Authority (FSA).

The post-tax charge to reserves of £147m, resulting from the reduction in the fair value of certain treasury investments, does not impact regulatory capital, as is shown in the reconciliation between shareholders' funds and equity tier 1 capital in section 8.

In 2008 the Basel I transitional floor is reduced to 90% of Basel I risk weighted assets, adjusted for collective provisions, compared with the 95% which applied in 2007.

During 2007 we bought back 19.9m shares at a total cost of £194m. In 2008 we are not planning any share buybacks.

The proposed final dividend of 36.5p per share is the same as in 2006, giving total 2007 dividends of 55.3p per share, up 2.2%. In 2008, we expect to maintain total dividends at this level.

2.5 FUTURE

The UK economy and housing market are widely expected to grow at slower rates in 2008 than in recent years. We anticipate lower GDP growth than in 2007, with average house prices remaining broadly stable.

Against that background, Alliance & Leicester's franchise strength, diversified operations, strong asset quality and good cost control provide a firm base to deliver value.

We will target higher customer deposit balances to reduce the proportion of customer loans and advances funded from wholesale funding, building particularly on our strong performances in personal and business current accounts in 2007.

We will focus our lending on maintaining strong asset quality and maximising revenues. This is expected to result in mortgage balances reducing during 2008.

We will continue to drive down the unit costs of acquiring and servicing customers, and our transformation programme continues.

Towards the end of 2008, our customers will start to see the benefits of the implementation of the new ALNOVA banking system, which will, when complete, replace our legacy systems for personal and commercial current accounts, savings and unsecured personal loans. ALNOVA forms a key part of our plans for increasing cross-sales, strengthening customer relationships and delivering further improvements in efficiency and customer service.

We have updated our strategic objectives in the light of current trading conditions, and these are set out in Section 4. In particular, we aim to increase our underlying return on equity tier 1 capital back to 20% in the medium term, but do not anticipate achieving this in 2008 or 2009, principally as a result of the increased cost of medium term wholesale funding.

2.6 SUMMARY

Unprecedented conditions in the financial markets have had a significant effect on Alliance & Leicester's financial performance and priorities during the second half of 2007, and on our ability to deliver our strategic objectives in the short term. Recognising this, we have focused on ensuring that funding is maintained, albeit at increased costs. We also suffered impairment losses in certain treasury investments. Until there are clear signs of stability, funding will remain a priority for the Group, and there has been encouraging recent progress on this.

Our customer facing businesses continue to perform well, providing products that customers want in ways which meet their changing needs. This franchise, supported by strong lending asset quality and further improvements in efficiency, will be the key drivers of future performance.

I would like to end this review with two statements of thanks. I would like to thank the staff of Alliance & Leicester for their dedication, team work and contribution throughout 2007. I would also like to thank Richard Pym for his dedication and contribution to Alliance & Leicester during his 15 years with the Group, including his five years as Group Chief Executive.

Chris Rhodes
Group Finance Director

3 BUSINESS REVIEW

3.1 RETAIL BANKING REVIEW

Retail Banking delivered core operating profit of £462m in 2007, up £17m compared to 2006. This increase in profit has been primarily driven by strong growth in current accounts, good cost control and a lower impairment loss charge.

Core 4

- **Current accounts**

We opened 301,000 new current accounts during 2007 and increased our active account base to 1.72m accounts. Our market share of new account openings was 4.3%, significantly higher than our 2.8% share of total personal current accounts. In 2007, 37% of new current accounts were opened via the internet, with a further 8% via the telephone. Our 'Premier' current account products accounted for 77% of new account openings in 2007, and now represent over 50% of our active account base.

During 2007 we enhanced our current account product portfolio with the launch of 'Premier 21', our new current account for 16-21 year olds, and 'Premier 50', our new current account for over 50 year olds. Both products offer a number of special features designed to meet the needs of their respective target customers. 'Premier 21' is targeted at young people who are in full-time employment, and offers a market leading rate of interest, as well as a unique celebrity mentoring scheme. For a monthly fee of £10, 'Premier 50' offers its customers worldwide travel insurance up to the age of 79, a number of health benefits provided by AXA PPP healthcare, as well as a competitive rate of credit interest. Both these new accounts have received positive feedback from industry commentators, with 'Premier 21' winning the 'Financial Innovations' award from the Institute of Financial Services. In total, 36,000 'Premier 21' and 'Premier 50' accounts have been opened in 2007 since their launch in April and October respectively.

In the second half of 2007 we improved our customer proposition by revising our overdraft charging structure. Amongst a number of changes, since October 2007 our current account customers have not had to pay overdraft interest. Instead, customers making use of an agreed overdraft pay a simple 'overdraft usage fee' of 50 pence a day, capped at £5 per month.

On 27 July 2007 it was announced that the Office of Fair Trading had agreed with eight UK financial institutions to start proceedings in the High Court of England and Wales in a test case to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. Alliance & Leicester is not part of the proceedings, but will be bound by the outcome. As a result of the court case, together with the Financial Services Authority waiver for personal current account claims, the provision we made in the first half of 2007 against anticipated customer complaints about overdraft fees was released in the second half of 2007.

- **Mortgages**

	Prime residential £m	PlusMortgage (Note 1) £m	Buy to let (Note 2) £m	Other specialist lending (Note 3) £m	
A&L mortgage balances outstanding as at 1 January 2007	38,002	–	–	–	[illegible]
Gross advances	11,456	625	581	352	[illegible]
Redemptions and other movements	7,888	–	–	352	[illegible]
Net mortgage lending	3,568	625	581	–	[illegible]

A&L mortgage balances outstanding as at 31 December 2007	**41,570**	**625**	**581**	**–**	**4;**

(Note 1) Secured element.
(Note 2) Maximum loan to value ratio of 85%, held on Alliance & Leicester's balance sheet.
(Note 3) Loans distributed under our agreement with Lehman Brothers, not held on Alliance & Leicester's balance sheet.

We achieved £4.8bn of net mortgage lending in 2007, representing a 4.4% market share. We successfully broadened our product range with the launch of 'PlusMortgage', took buy to let loans onto our own balance sheet and continued to outperform the market in retaining existing customers.

Our total gross lending of £13bn represents a market share of 3.6% and includes £625m of 'PlusMortgage' loans, £581m of buy to let advances and £352m of mortgages distributed via intermediaries under our agreement with Lehman Brothers.

'PlusMortgage', our combined secured and unsecured loan product, was launched in April 2007. Net advances in the year were £625m, with a further £55m of unsecured loans.

Since March 2007, all successful applications of buy to let mortgages with an LTV of less than 85% have been taken onto our own balance sheet. The average LTV of these buy to let loans in 2007 was 68%.

The value of new business completed under our agreement with Lehman Brothers reduced to £121m in the second half of the year, compared to £231m in the first half of the year, reflecting the taking of buy to let loans onto our own balance sheet and a slow down in the specialist, self-certified, near-prime and sub-prime sectors of the market.

We have no sub-prime, near-prime or self-certified mortgages on our balance sheet.

We continue to deliver a strong performance in retaining existing mortgage customers. In 2007, total redemptions and other movements were £8.2bn. Prime residential mortgage redemptions were £7.9bn, a market share of 3.1%, significantly lower than our 3.6% share of stock. Although our good retention performance is lengthening the average lives of our customer relationships, the average lives of our mortgage products in 2007 reduced as customers switched more quickly from one product to another in order to minimise any payment shock.

During the second half of the year, we significantly revised our expectations for the mortgage market in 2008, as the sub-prime crisis in the US impacted funding markets and the world economy. As a result, we tightened our credit criteria, limiting most products to a maximum LTV of 90%. Accordingly, we expect mortgage balances to fall in 2008, reflecting an emphasis on asset quality and revenues.

- **Personal loans**

	Traditional personal loans £m	PlusMortgage unsecured loans £m	**Tota £r**
Unsecured personal loan balances outstanding as at 1 January 2007	3,555	–	**3,55!**
Gross advances	2,335	55	**2,39(**
Redemptions and other movements	2,197	–	**2,19:**
Net lending	138	55	**19:**
Unsecured personal loan balances outstanding as at 31 December 2007	**3,693**	**55**	**3,74(**

Our traditional personal loan gross advances of £2.3bn in 2007 were in line with 2006. In addition, we lent £55m of unsecured loans via our 'PlusMortgage' product. Total traditional unsecured personal loan balances at 31 December 2007 were £3.7bn, £0.1bn higher than at the end of 2006. Our new traditional lending in 2007 represented a market share of 6.7%, higher than our 5.2% share of balances.

During the second half of 2007, the unsecured personal lending market was slightly less competitive than in recent years, and we took the opportunity to widen new business margins in the fourth quarter, whilst ensuring we continued to maintain our strong asset quality. In 2008 we expect the unsecured lending market to remain relatively stable, with our own lending continuing to focus on good quality homeowners.

Around 90% of our new personal loans continue to be generated via the internet or telephone. In 2008 we will seek to increase cross-sales of loans to existing Group customers, particularly our current account customers.

The payment protection insurance product we offer continues to give customers valuable protection, especially at a time when the economic outlook is uncertain. The review of payment protection insurance by the Office of Fair Trading and associated media coverage has, however, resulted in a 16% fall in the number of our customers purchasing insurance in 2007 compared to 2006.

Since early 2006 we have sold and serviced our secured personal loan product in partnership with Cattles plc. Following a review of

the partnership we decided to end the sales agreement at the end of December 2007. We will continue to look at alternative models for offering a secured loan product in the future.

- **Savings**

Personal customer deposit balances were £23.3bn at the end of December 2007, £0.6bn higher than at 31 December 2006. New deposits to Alliance & Leicester savings accounts in 2007 were 7% higher than in 2006.

Our current account base is a key source of growth for personal customer deposit balances, and as the account base grows we are seeing good growth in account balances. We are also achieving good growth in our competitive range of telephone and internet savings accounts. Our 'e-Saver' account continues to offer a competitive headline rate of 6.5%, whilst our 'Direct Saver' account, which we launched in late 2006, has attracted over £3.5bn of balances, the majority of which is new money to Alliance & Leicester. Our offshore deposit taking operation, Alliance & Leicester International, saw a 13% increase in inflows in 2007 and continues to offer a competitive range of products targeted at the expatriate sector.

In total, 68% of our savings balances are now in telephone or internet serviced accounts. During 2008 we will be taking a more proactive approach to the promotion of our savings accounts in order to both strengthen customer relationships and fund future customer asset growth.

Partner 4

We continue to cross-sell our Partner 4 products – long term investments, life assurance, general insurance and credit cards – to our Retail Banking customers.

We have seen good growth in the sales of long term investment products during 2007, with the value of new investments sold 19% higher than in 2006. Customers are increasingly looking for opportunities to maximise the return from their savings, and in response to this demand we have launched a new Investor Portfolio Service for our customers. This new service continues to offer products provided by Legal & General, and also extends the range of funds into which a customer can invest to include those managed by a number of other leading investment managers. This enables our customers to benefit from a wider range of funds, providing the potential to spread their investment risk across a variety of different companies.

Sales of life assurance products were slightly higher in 2007 than in 2006, as a result of an increase in the number of non-mortgage related sales, whilst general insurance sales were in line with 2006.

New credit card sales in 2007 were 98,000 (2006: 109,000). Two thirds of these cards were sold to 'Premier' current account customers, with 27% of total sales generated via the internet.

Distribution

Our distribution model provides customers with a straightforward direct banking service supported by a modern branch network.

Core 4 product sales sourced via the internet were 41% in 2007, higher than the 38% achieved in 2006. In addition, the number of current account customers using our internet banking service on a monthly basis has increased by 25% during the year. Benchmarking studies continue to show that we have one of the highest proportions of current account customer telephone calls serviced fully by an interactive voice response system.

We continue to invest in our branch network. In 2007 we fully refurbished 48 branches and installed welcome desks and deposit-taking ATMs into a further 148 locations. In total,103 of our 254 branches have been fully refurbished, with all the remaining locations having had welcome desks and deposit-taking ATMs installed. Over 40% of counter based card transactions in our branches have now migrated to the machines, improving productivity. A recent benchmarking report stated that our branch sales per employee continues to be one of the highest in the sector.

Towards the end of 2008 a number of customer facing operations will benefit from the initial implementation of the new ALNOVA banking system which will, when completed, replace our legacy systems for current accounts, savings and unsecured personal loans. In preparation, our current account and savings customers are now able to transact on their accounts using a new single telephone number and simplified customer identification number.

Asset quality

Our mortgage asset quality remains excellent.

The average LTV of our new prime residential lending was 67% (2006: 70%), with 8% (2006: 10%) of new lending having an LTV of over 90%. The indexed LTV of our prime mortgage book at the end of 2007 was 46%, with 58% of the book having an indexed LTV of less than 50%, and just 2% over 90%.

The proportion of mortgage accounts over three months in arrears was 0.49% at the end of December 2007, lower than the 0.51% reported in December 2006 and significantly lower than the Council of Mortgage Lenders industry average of 1.20%. The number of accounts in arrears at the end of December 2007 was lower than in December 2006. The total value of arrears was £9.7m, compared to total mortgage balances of £42.8bn. We continue to take a prudent approach to the capitalisation of mortgage arrears, with just £358,000 of arrears capitalised in 2007.

Repossessions across the industry increased over the past 12 months. During 2007 our stock of properties in possession increased from 27 to 80, which represents only 0.02% of our total mortgage accounts, compared to the industry average of 0.10%. Our repossessions during the year were 171 (2006: 90). To put this into context our repossessions have, in the preceding seven years, consistently reduced year on year from 1,239 in 1999 to a record low of 90 in 2006.

In unsecured personal lending our asset quality remains strong, with 5.5% of traditional unsecured lending balances over 30 days in arrears, lower than the 5.6% reported in December 2006 and in line with the 5.5% reported in June 2007. The value of loans in arrears at the end of December 2007 was in line with December 2006 and lower than in June 2007. The proportion of loans in arrears was over 45% better than the average for the Finance and Leasing Association members.

Our new traditional unsecured personal lending in 2006 and 2007 continues to perform better than the lending undertaken in 2005, and we do not expect any significant change in the unsecured personal loan impairment loss charge in 2008. We continue to take a prudent approach to lending, with around two thirds of applications unsuccessful in 2007. The average value of a new loan in 2007 increased slightly to around £9,000.

3.2 COMMERCIAL BANKING REVIEW

Commercial Banking is the combination of the Group's Commercial Bank and Treasury operations.

3.2.1 COMMERCIAL BANK

Commercial Bank delivered core operating profit of £150m, £34m higher than in 2006. This was a result of growth in business banking accounts and commercial lending balances, as well as the benefit from a new Post Office cash contract agreed in the first half of 2007.

- **Lending**

In 2007, we agreed over £3.8bn of new lending facilities, and commercial lending balances, including business banking, increased from £6.5bn to £8.4bn at the end of December. Our lending book continues to be well diversified across a range of business sectors and customers, with asset quality continuing to be very good.

Our lending business continues to focus on transportation, property, film and public sector segments of the market. A full breakdown of lending balances by sector can be found in section 6.1.2.1. We continue to strengthen our specialist teams in these areas, and to work closely with our customers to structure deals to meet their individual needs.

We continue to grow our shipping portfolio, having participated in a number of syndicates in 2007. Shipping represents one of our largest individual lending segments and our portfolio is well diversified, with the majority of transactions in the form of leases, a significant proportion of which are bank guaranteed. The portfolio includes a good mix of roll-on/roll-off ships, container vessels, drybulk carriers, tankers and liquefied natural gas carriers.

We continue to grow our lending in the aviation and other transportation sectors, ensuring that we maintain a diversified lending book, with loans for regional jets and larger aircraft for major international airlines. We developed our own bus rental fleet to complement our strengths in the bus and coach market, and launched a contract hire service for our commercial vehicle customers.

During 2007 we further strengthened our property lending team and saw continued growth in lending to this sector. During the year we took a majority shareholding in Mitre Capital Partners Ltd, which primarily focuses on development finance. At the end of December 2007 Mitre's lending balances were £187m. Our property lending is well diversified in terms of the size of loan, geographic location and type of property. Our property lending is primarily focused on investment property lending, with exposures to residential property representing less than 17% of the portfolio. The average original LTV of the book was around 65%, with around 30% being based in London and the south-east of England. Around two thirds of our property lending transactions are for less than £1m, and we have around 40 loans with an individual exposure of over £10m, with none over £45m. Transactions over £10m include properties tenanted by FTSE 100 supermarket and telecommunication companies, as well as Government departments and student accommodation at UK universities.

- **Business banking**

We opened a record 33,700 new business current accounts in 2007, 36% higher than in 2006. At the end of 2007 we had 92,400

active business banking current accounts.

We have made significant progress in expanding our business centre network during 2007, opening ten new centres. We now have a network of 19 centres across England, Northern Ireland, Scotland and Wales. Although we are not planning any further significant expansion of the network in 2008, we will continue to increase the number of business banking relationship managers within each of the business centres, enabling us to give our high quality customer service to a growing customer base. Since December 2007, the business centre network has been targeting and servicing businesses with a turnover of up to £25m, up from the original £10m limit.

Since April 2007, our Retail branch network has been able to open and service business banking accounts for customers with a turnover of less than £1m. This initiative has proved successful, with over 28% of new accounts opened in branches in 2007. All of these accounts are opened using our web-based technology, removing the need for any paper application forms.

Over 41,000 business banking customers are now registered to use our online banking service, 'mybusinessbank.co.uk', an increase of 17,000. In 2007, over 27% of new business banking current accounts were opened by customers using the internet. During the second half of 2007 the 'mybusinessbank' internet banking service had its functionality improved, including the introduction of multi factor authentication security, giving customers increased confidence in undertaking transactions online.

Our business centres have also seen good growth in commercial lending to new and existing customers. New lending in 2007 was £362m, increasing business banking lending balances to £631m at 31 December 2007.

Our reputation for providing businesses with market leading products and good customer service continues to gain industry recognition. We were named the 'Best Business Banking Current Account Provider' by Business Moneyfacts for a fifth successive year, and in January 2008 we were nominated for the award for a record sixth year. An independent survey, undertaken for the Office of Fair Trading as part of their review of the small and medium sized enterprise market (SME), found that 26% of SMEs who had considered switching their accounts had considered Alliance & Leicester, the highest proportion for any UK financial institution and 13 times higher than the proportion reported in 2000.

- **Money transmission**

Our money transmission business comprises a number of products, including cash sales, cash handling, bill payments, pre-paid debit cards, ATMs, benefit payments and cheque processing.

Cash sales to financial institutions in 2007 were £68.5bn (2006: £68.6bn) and cash handling deposits were £63.3bn (2006: £64.5bn).

In 2007 we more than doubled our bill payment network with the addition of 17,000 payzone outlets to the existing Post Office network and also agreed a new bill payment contract with the Post Office. In the first half of 2007 we agreed a new cash contract with the Post Office which delivered both one-off and ongoing benefits.

We continue to make progress in developing our pre-paid card business and have a number of pilots underway in a variety of different business sectors. In December 2007 we established The Prepaid Card Company Limited, which will give us greater flexibility and control in the development and operation of this business in the future.

Commercial customer deposit balances increased by £0.6bn during the year to £7.5bn at the end of December 2007, reflecting growth in business banking deposits and public sector balances.

Asset quality

Asset quality remains good in the Commercial Bank, with 0.46% of commercial lending balances over 30 days in arrears at the end of December 2007 (December 2006: 0.60%).

3.2.2 TREASURY

Treasury profits of £24m in the first half of 2007 were more than offset in the second half of the year by a reduction in the fair value of treasury investments of £32m, an impairment loss charge of £153m and the £23m costs of holding higher levels of liquidity and higher wholesale funding costs as a result of the conditions in the funding and liquidity markets. In total, Treasury made a core operating loss of £165m in 2007 (2006: profit £46m).

Treasury will continue to focus on the management of the Group's liquidity and funding requirements. Revenues will be lower as a result of a smaller investment portfolio.

- **Treasury investments**

Trading and investment securities:

	Reduction in	Reduction in fair-value

	Value as at 31.12.07 £m	fair-value during 2007 recognised in the Income Statement £m	during 2007 recognised through reserves (post-tax) £m	Impai losses i recogni the I Stat
Floating rate notes (FRN)	10,185	2	72	
Asset backed securities (ABS)	4,149	20	54	
Collateralised debt obligations (CDO)	117	5	14	
Collateralised loan obligations (CLO)	181	-	5	
Structured investment vehicles (SIV)	213	n/a	n/a	
Principal protected notes (PPN)	35	2	2	
Other	646	3	-	
Total	**15,526**	**32**	**147**	

The assets within our Treasury investment portfolio are well diversified and of high quality, with 94% (2006: 95%) of total investments rated A or above. The portfolio of FRNs, ABS, CDOs and CLOs was established to enable Treasury to maximise returns whilst managing the Group's funding and liquidity requirements. Investments in SIVs were undertaken to enable the Group to invest in a broad range of underlying assets, and achieve an increased level of diversification and return.

Our FRNs are issued by Banks and other Financial institutions, of which 93% are rated A or above. The portfolio is well diversified, with the largest exposure being to Spanish institutions, representing 23% of the total. UK and Italian institutions account for 11% each, with 9% from US institutions.

We have a high quality portfolio of ABS, with 97% rated AAA and just £7m (0.2%) rated less than A. The UK accounts for 45% of our ABS exposures, the majority being conforming residential mortgage backed securities (RMBS). A further 24% is represented by European ABS, and 23% of securities are US related. The majority of the US exposures are federal guaranteed student loans, a minimal proportion of ALT-A assets and a negligible amount of US sub-prime assets.

We have CDOs of £117m held on our balance sheet, £15m of which are synthetic CDOs and which are fair valued through the Income Statement. Around £54m of our CDOs have some US sub-prime exposure. Our CDO portfolio has 95% of its assets rated AA or above, with less than 1% rated BBB. We have reviewed our CDOs assuming a 25% fall in average US house prices and an average repossession cost of 15%, and this has resulted in an £11m impairment charge in respect of four CDOs.

Our CLO portfolio is also of high quality, with 75% of CLOs rated AAA, 12% AA, 12% A and just 1% BBB.

Over the past nine years we have invested in a number of SIVs, and at the beginning of 2007 we held mezzanine and capital notes of £365m in 16 different vehicles. The lack of liquidity in the market place in the second half of 2007 has had a significant impact on SIVs, with a number having to sell assets at a loss in order to secure funding, others relying on their sponsoring bank for funding in the medium term, and a number being restructured.

By the end of 2007 we had reduced the number of SIVs in which we held mezzanine and capital notes to 13, having participated in three restructurings and one partial restructure. As a result of participating in restructures we have taken onto our balance sheet £588m of assets, £530m of which are rated AA or above, with the remaining £58m rated A. Floating rate notes, mortgage asset backed securities, and asset backed securities represent 86% of the assets purchased. In addition, one of the restructurings has resulted in us having a £13m investment in a new structured vehicle, which is held within loans and receivables on the balance sheet at cost. The Treasury impairment loss charge of £153m includes a provision of £111m for SIV losses, as well as £31m for losses incurred at the time of the restructurings.

At 31 December 2007, the value of SIV capital and mezzanine notes held on our balance sheet within the 'held-to-maturity' classification had reduced to £213m, with the net asset value (NAV) of these notes being £181m. Our three largest SIV mezzanine and capital note investments, two of which are bank sponsored, accounted for £119m of the £213m. The NAV of these three vehicles was £112m. In total, 11 of the 13 SIVs in which we hold mezzanine and capital notes are bank sponsored. A number of sponsoring banks have now committed medium term funding or other forms of support to the SIVs.

Our PPN investments reduced by £44m during 2007, reflecting the restructuring of an investment. As a result of the restructuring we have taken on balance sheet £478m of assets, £453m of which are ABS, with the remaining £25m CDOs.

Our other investments are predominately certificates of deposit, all of which are rated at least A.

Our trading and investments securities, excluding those designated as 'held-to-maturity', are held at fair value on our balance sheet, using prices obtained from dealers. As a result of the volatile market in the second half of the year, the fair value of our treasury investments reduced by £242m at 31 December 2007. There was a £32m charge to non-interest income in the Income Statement and a £147m (£210m pre-tax) charge to reserves.

The fair value of treasury investments have continued to fluctuate since the end of 2007 and this impact will be reported in our 2008 financial results. The post-tax reduction in reserves due to changes in the fair value from 1 January to 19 February 2008 was £59m.

The reduction in fair value and impairment of treasury investments recognised in the Income Statement in the period 1 January to 19 February 2008 was not significant.

Whilst we reflect the fair value of the majority of our treasury financial assets in our accounts, most of our treasury financial liabilities are held at cost. If we had fair valued all of these liabilities at the end of December 2007, this would have resulted in a reduction of £480m in the value of these liabilities on our balance sheet.

Around £225m of our treasury investments include financial guarantees supported by monoline insurance companies, with 70% of these assets independently rated AAA by all three credit rating agencies. A further £45m of Private Finance Initiative transactions completed by the Commercial Bank lending team include financial guarantees from monoline insurers.

The principal value of our off-balance sheet conduit facility at 31 December was £698m, £194m lower than at the end of 2006. 93% of the assets in the conduit are rated AAA. The conduit continues to fund itself, except for £24m of liquidity provided by the Group due to a downgrade of some assets to below AA-. As a contingency the Group's liquidity management plans assume that all the assets may need funding by Alliance & Leicester.

- **Liquidity**

In addition to funding our customer loans and advances we also hold liquidity, in the form of cash and short term deposits, to manage the day to day requirements of the business. As a prudent measure, and in recognition of the market conditions, we increased our liquidity holdings during the second half of 2007. Cash and balances with central banks, and the value of funds due from other banks, increased to £6.3bn at the end of December 2007. This was £3.1bn higher than at 30 June 2007 and £1.2bn higher than at the end of 2006, which was then higher than average as a result of receiving the proceeds of a securitisation issue completed in November 2006. The majority of these balances were funded using short term money market funds, which in the second half of the year cost significantly more than the rate earned on short term deposits with other financial institutions.

- **Funding**

Our assets are funded using a well diversified mix of retail and wholesale funds. At 31 December 2007 we had £23.3bn of retail customer deposits and £7.5bn of commercial customer deposits. Our wholesale funds have been raised from a diverse source of markets, including our Medium Term Note programme, US domestic commercial paper programme, commercial banks and a number of securitisation vehicles.

Our funding structure at 31 December 2007:

	Assets £bn	Liabilities £bn	
Other assets	0.6	2.3	**Shareholders' funds**
		0.7	**Other liabilities**
Treasury investments and cash	23.1	18.6	**Wholesale funds – all with a duration of less than 6 months**
		26.6	**Wholesale funds – all with a duration of over 6 months**
Customer loans and advances	55.3	30.8	**Customer deposits**
	79.0	79.0	

At 31 December 2007, our £55.3bn of customer loans and advances, including finance leases and hire purchase contracts and operating leases, were funded by customer deposits and wholesale funds with a duration of over six months. Customer deposits funded 56% of customer loans and advances.

We plan to continue to fund our loans and advances using customer deposits and wholesale funds with a maturity duration of at least six months. We will continue to use the short term money markets to manage our liquidity and fund our treasury investments. We plan for any growth in customer loans and advances in 2008 to be primarily funded by growth in customer deposit balances.

In August 2007 we completed a second issue under our Fosse Master Trust, with a £2.5bn mortgage securitisation.

Since September 2007, we have completed a number of funding transactions, most of which are backed by Alliance & Leicester residential mortgage assets. These transactions have increased our liquidity and lengthened the average duration of our wholesale funding. Since the end of 2007 we have put in place further medium term funding facilities and have now pre-funded our maturing medium term wholesale funding, commercial paper and certificates of deposit into the first quarter of 2009.

The Alliance & Leicester residential mortgage assets used in the above transactions are held in two new special purpose vehicles – Bracken and Langton. Bracken was established in November 2007 as a traditional securitisation vehicle. Langton was established in January 2008 as a new master trust and, together with our existing master trust, Fosse, will give us greater funding flexibility in the future. At 19 February 2008, Langton and Bracken held around £17bn of assets.

In the second half of 2007 we continued to utilise our treasury investments to raise funds via repurchase (repo) transactions. Undertaking repo transactions is a normal part of ensuring orderly funding and trading.

3.3 CAPITAL MANAGEMENT AND BASEL II

The Group continues to have a high quality capital base, with total capital resources of £2.9bn, exceeding both our Basel II capital requirement and Basel I transitional floor.

Since 1 January 2007 we have been operating under the Basel II regime. The high quality of our assets and our risk management processes have resulted in a 35% reduction in risk weighted assets (RWA) under the new regime. The transition to Basel II is being phased over the period 2007 to 2009. During this time we are required to hold capital at or above a transitional floor. In 2008, the floor is calculated as 8% of Basel I RWA, less collective provisions, multiplied by a factor of 90%.

Capital requirements under the Basel II regime are more volatile than under Basel I as a result of the risk weightings for the different asset classes having to take into account the credit rating of assets and economic factors such as the outlook for house prices.

Our total assets increased by 15% during 2007, whilst our Basel II RWA increased by 19%. A full breakdown of this increase is provided in section 8.1.2.

Under the Basel II capital regime we are required to hold a specific amount of capital, and do not have a specific capital ratio target as under Basel I.

In April 2008 we will publish our Basel II – Pillar 3 report. This report will give a more detailed breakdown of our assets and their credit quality.

We continue to hold capital over and above our regulatory requirements and are not planning a share buyback programme in 2008. Given the increased volatility in capital requirements under Basel II, we aim to increase the difference between our capital resources and our regulatory capital requirement during 2008, as a prudent measure and to give greater flexibility in the current market.

4 STRATEGIC OUTLOOK

4.1 PROGRESS AGAINST STRATEGIC OBJECTIVES

We made good progress against most of our strategic objectives, despite the difficult wholesale funding market conditions in the second half of 2007. Looking at each in turn:

- We delivered strong franchise growth;
- We improved our cost efficiency, with our core operating expenses decreasing by £8m to £691m, despite increased business volumes and ongoing investment in the business;
- The asset quality of our customer loans and advances remains strong; and
- Underlying return on equity tier 1 capital was 14.6%, below our target of 20%, reflecting the reduction in the fair value and impairment of certain of our treasury investments.

4.2 FINANCIAL OUTLOOK

In 2008 we plan to maintain our strong asset quality, higher levels of balance sheet liquidity, and to continue to replace and extend the duration of our wholesale funding. As a result of increased funding and liquidity holding costs in 2008, core operating profit excluding changes in the fair value and impairment of certain treasury investments will be lower than in 2007. We expect total dividends in 2008 to be maintained at the 2007 level.

We expect the Group net interest margin in 2008 to be around 1%, compared to 0.93% in the fourth quarter of 2007. This reflects the higher cost of the medium term wholesale funding transactions completed in the second half of 2007, and either already completed in 2008 or expected to be completed shortly, as well as the cost of holding higher levels of liquidity. The funding facilities typically have a duration of around two years, and together with the cost of holding additional liquidity, we estimate will cost around £150m per annum (2007: £23m) more than would have been the case if market conditions were similar to those in which we were operating in the first half of 2007. The 2008 margin will also reflect higher asset spreads on new customer lending.

In 2008 we expect lower mortgage balances to be partially offset by continued growth in high quality commercial loans.

Our continued targeting of growth in personal and commercial customer current accounts should enable us to grow non-interest income in 2008.

Group core operating costs, including operating lease depreciation, are expected to be higher in 2008 than in 2007, reflecting ongoing

investment in the business, the non-recurrence of the one-off benefits resulting from the renegotiation of a Post Office cash contract in 2007, and inflation. This investment includes the ALNOVA banking system, which will start to be rolled out in Retail Banking towards the end of 2008. This stage of the project will result in additional incremental costs of around £20m in 2008 (2007: £3m). In addition, we will also incur the full year cost impact of the expansion of the business centre network in the second half of 2007. These investments are expected to deliver future benefits, as ALNOVA comes fully on line and the business centre network matures. The Group's depreciation charge is also expected to increase in 2008, as investment costs which have been capitalised over the past few years begin to be amortised. The projects relating to these costs are delivering significant benefits to the Group.

We are continuing to implement our transformation programme and we anticipate voluntary redundancy costs of around £10m in 2008. These costs will continue to be excluded from core operating profit.

Our Retail Banking and Commercial Bank asset quality remain very strong, and we do not expect this to change in 2008.

4.3 FUTURE STRATEGIC OBJECTIVES

Our strategic objectives are as follows:

- Franchise growth, with a current focus on personal and commercial customer current accounts and deposit balances;
- Above average asset quality for our customer loans and advances;
- Improved cost-efficiency, maintaining the existing target of a Group cost:income ratio of below 50% by 2010; and
- Underlying return on equity tier 1 capital to grow back to 20%.

The Group's cost base will reflect a strong emphasis on delivering further cost efficiencies. In addition, from 2010 this process will be aided by benefits delivered from completing the implementation of the ALNOVA banking system. Once implemented, ALNOVA will lead to improvements in service quality, efficiency, customer management, lead generation, cross-sales and customer loyalty.

In the light of unprecedented conditions in the financial markets since August 2007, our previously announced target of growing underlying basic earnings per share by at least RPI+9% from 2006 to 2009 is no longer appropriate.

5 BUSINESS VOLUMES AND MARKET SHARES

		Year ended 31.12.07	31
RETAIL BANKING BUSINESS VOLUMES			
Current Accounts			
New accounts opened	'000	**301**	
Total number of active accounts	m	**1.72**	
Residential Mortgages			
Gross lending	£bn	**13.0**	
Net lending	£bn	**4.8**	
Mortgage balances	£bn	**42.8**	
Personal Unsecured Loans			
Gross advances	£bn	**2.3**	
Balances	£bn	**3.7**	
Savings			
Personal customer deposit balances	£bn	**23.3**	
RETAIL BANKING MARKET SHARES			
Current Accounts (Note 1)			
Share of new accounts opened	%	**4.3**	
Share of total number of accounts	%	**2.8**	
Residential Mortgages (Note 2)			
Share of gross lending	%	**3.6**	
Share of net lending	%	**4.4**	
Share of mortgage balances	%	**3.6**	
Personal Unsecured Loans (Note 3)			
Share of gross advances	%	**6.7**	
Share of balances	%	**5.2**	

Savings (Notes 1 & 4)		
Share of new business	%	**3.4**
Share of household liquid assets	%	**2.2**

COMMERCIAL BANKING BUSINESS VOLUMES

Lending		
Balances	£bn	**8.4**
Business Banking		
New accounts opened	'000	**33.7**
Total number of active accounts	'000	**92.4**
Money Transmission		
Sales of cash to financial institutions	£bn	**68.5**
Cash handled	£bn	**63.3**
Commercial Customer Deposit Balances	£bn	**7.5**

Notes: Market shares calculated using the following sources:
(Note 1) Estimate based on CACI data.
(Note 2) Based on Bank of England data.
(Note 3) Based on Major British Banking Group personal loans data.
(Note 4) UK Household Liquid Assets – ONS Financial statistics series NNMQ-X.

6 FINANCIAL REVIEW

6.1 RESULTS BY CATEGORY AND BUSINESS SECTOR

The commentary and ratios below are based on a comparison of the 2007 results against 2006 results. Statutory results, which include hedge ineffectiveness gains or losses as income, are shown in section 7.

Core operating profit for 2007 was £417m (2006: £585m). This excludes the £10m loss (2006: £8m gain) from hedge ineffectiveness and £8m (2006: £24m) of redundancy costs.

Core operating profit, excluding the impact of the reduction in the fair value and impairment of certain treasury investments, was £602m, up £17m.

	Year ended 31.12.07 £m	31
Core operating profit excluding changes in the fair value and impairment of certain treasury investments	**602**	
Reduction in the fair value of certain treasury investments	**(32)**	
Impairment of certain treasury investments	**(153)**	
Core operating profit	**417**	

Results by category are set out below:

	Year ended 31.12.07 £m	31
Net interest income	**801**	
Non-interest income (excluding hedge ineffectiveness)	**634**	
Total income	**1,435**	
Core operating expenses	**(691)**	
Depreciation on operating lease assets	**(74)**	
Total costs (excluding redundancy costs)	**(765)**	
Impairment losses:		
Retail Banking	**(85)**	
Commercial Bank	**(15)**	
Treasury	**(153)**	
	(253)	
Core operating profit	**417**	
Redundancy costs	**(8)**	
Hedge ineffectiveness	**(10)**	
Profit before tax	**399**	
Tax (Note 1)	**(103)**	
Profit after tax	**296**	

Profit attributable to:		
Innovative tier 1 holders	17	
Preference shareholders	19	
Minority interests	3	
Ordinary shareholders of Alliance & Leicester plc	257	
Earnings per share:		
Basic earnings per ordinary share	59.4p	!
Dividends per ordinary share	55.3p	!

(Note 1) 2006 includes the release of a tax provision of £30m.

The business comprises three segments:

- Retail Banking – this comprises the Core 4 products of current accounts, mortgages, personal loans and savings, plus the Partner 4 products of long term investments, life assurance, general insurance and credit cards.
- Commercial Banking – this comprises Commercial Bank - consisting of the core business lines of lending, business banking and money transmission; and Treasury.
- Group Items – this represents corporate overheads and income not allocated to business units.

The contribution to core operating profit by each business segment is set out below:

	Year ended 31.12.07 £m	31
Retail Banking	462	
Commercial Banking:		
Commercial Bank	150	
Treasury	(165)	
	(15)	
Group Items	(30)	
Core operating profit	417	

6.1.1 RETAIL BANKING

	Year ended 31.12.07 £m	31
Net interest income	612	
Non-interest income	307	
Total income	919	
Operating expenses	(372)	
Impairment losses:		
Mortgages	(1)	
Personal loans	(68)	
Current accounts	(16)	
	(85)	
Core operating profit	462	
Cost:income ratio (Note 1)	40.5%	4

(Note 1) The cost:income ratio is calculated by dividing operating expenses by total income.

Retail Banking core operating profit was £462m (2006: £445m). Total income was £7m higher, with lower net interest income more than offset by growth in non-interest income. Operating expenses increased by £2m, and the charge for impairment losses was £12m lower.

Total Retail Banking income of £919m comprised Core 4 income of £801m (2006: £801m) and Partner 4 income of £118m (2006: £111m).

Retail Banking revenues represented 64% of total Group revenues. This can be broken down into 29% from current accounts and personal loans, 27% from mortgages and savings and 8% from Partner 4 products.

- **Net interest income**

	Six months ended 30.06.07 £m	Six months ended 31.12.07 £m	Year ended 31.12.07 £m	31
Net interest income	311	301	612	
Average balances:				
Interest-earning assets (IEA)	43,076	45,903	44,501	3

Financed by:				
Interest-bearing liabilities	39,297	41,878	40,598	3
Interest-free liabilities	3,779	4,025	3,903	
Average rates:	%	%	%	
Bank base rate	5.31	5.71	5.51	
Gross yield on average IEA	6.00	6.44	6.23	
Cost of interest-bearing liabilities	4.98	5.63	5.32	
Interest spread	1.02	0.81	0.91	
Contribution of interest-free liabilities	0.44	0.49	0.47	
Net interest margin on average IEA	1.46	1.30	1.38	

Retail Banking net interest income of £612m was £9m lower than 2006, with a fall in the net interest margin being partially offset by a 13% increase in average interest-earning assets.

The Retail Banking net interest margin reduced from 1.58% in 2006 to 1.38% in 2007. This reduction was due to a lower personal unsecured loan margin in the second half of the year, as higher margin older loans were repaid and replaced with lower margin new business, and a lower mortgage and savings margin.

The reduction in the mortgage and savings margin was a result of revisions to some of our mortgage product profiles in both the first and second halves of the year, reflecting changing customer behaviour, which have slightly reduced the estimated average lives of these mortgage products. The mortgage and savings margin has also reduced as a result of the very competitive mortgage market in the first three quarters of 2007.

The costs of the medium term wholesale funding put in place by the Group towards the end of 2007 and early 2008 are being accounted for within Treasury. The planned reduction in mortgage balances and wider asset spreads on new mortgage lending are likely to lead to an increase in Retail Banking's margin in 2008.

- **Non-interest income**

Non-interest income was £307m, £16m higher than 2006. Higher revenues from current accounts and Partner 4 products were partially offset by lower personal loan and mortgage revenues. Non-interest income from personal loans was £75m (2006: £78m), primarily reflecting lower payment protection insurance sales. Mortgage non-interest income was slightly lower than in 2006, due to lower redemption fee income.

Partner 4 product revenues were £117m, £9m higher than 2006, primarily due to increased income from investment products.

- **Operating expenses**

Operating expenses of £372m were £2m higher than 2006, reflecting the increased costs of servicing higher business volumes and the implementation of a number of new developments, almost offset by lower customer acquisition costs, increased usage of the lower cost direct channels and ongoing productivity improvements.

The cost:income ratio was 40.5% (2006: 40.6%).

- **Impairment losses**

The impairment loss charge in 2007 was £85m, £12m lower than in 2006.

Our mortgage asset quality remains excellent, with 0.49% of accounts over three months in arrears at the end of 2007, lower than in December 2006. The mortgage impairment loss charge was £1m (2006: £3m credit).

The unsecured personal loan impairment loss charge reduced from £90m in 2006 to £68m, reflecting the improving credit quality of the book, as well as the refinement of our Basel II provisioning methodology. At 31 December 2007, the proportion of unsecured personal loan balances over 30 days in arrears was 5.5%, lower than the 5.6% at the end of December 2006.

The current account impairment loss charge increased by £6m in 2007 to £16m, reflecting the growth in our active current account base. The current account charge reflects both fraud and overdraft write-offs.

- **Mortgage arrears**

Mortgage arrears - at 31 December 2007 **Number of months in arrears**	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML a' mortga
3 – 6 Months	1,392	0.28	91.7	0.21	2,833	
6 – 12 Months	669	0.14	47.4	0.11	2,769	

12+ Months	**227**	**0.05**	**17.9**	**0.04**	**3,079**
Repossession stock	**80**	**0.02**	**12.4**	**0.03**	**1,006**
Total	**2,368**	**0.49**	**169.4**	**0.39**	**9,687**

Mortgage arrears - at 31 December 2006 Number of months in arrears	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000	CML a mortg:
3 – 6 Months	1,458	0.31	85.8	0.22	2,757	
6 – 12 Months	669	0.14	41.2	0.11	2,515	
12+ Months	231	0.05	12.9	0.03	2,300	
Repossession stock	27	0.01	2.6	0.01	199	
Total	2,385	0.51	142.5	0.37	7,771	

- **LTV of new prime residential lending**

	Year ended 31.12.07 %	31
Less than 50%	**25**	
50% - 75%	**31**	
75% - 90%	**36**	
90% - 95%	**8**	
95% - 100%	**0**	
Total	**100**	

- **LTV of new buy to let lending**

	Year ended 31.12.07 %	31
Less than 50%	**11**	
50% - 75%	**55**	
75% - 85%	**34**	
Over 85%	**0**	
Total	**100**	

- **Indexed LTV of prime residential lending book**

	Year ended 31.12.07 %	31
Less than 50%	**58**	
50% - 75%	**27**	
75% - 90%	**13**	
90% - 95%	**1**	
95% - 100%	**1**	
Total	**100**	

- **Prime residential lending by type of borrower (by value)**

Borrower Type (Note 1)	Year ended 31.12.07 %	31
First time buyer	**25**	
Next time buyer	**45**	
Remortgage	**24**	
Further advances	**6**	
Total	**100**	

(Note 1) Figures exclude buy to let ,PlusMortgage and specialist lending.

6.1.2 COMMERCIAL BANKING

Commercial Banking is the combination of our Commercial Bank and Treasury operations.

	Year ended 31.12.07 £m	31

Net interest income	190	
Non-interest income	324	
Total income	**514**	
Operating expenses	(287)	
Depreciation on operating lease assets	(74)	
Impairment losses	(168)	
Core operating (loss)/profit	**(15)**	
Net interest margin	**0.77%**	(
Average interest-earning assets	**£24,773m**	£20,
Cost:income ratio (Note 1)	**70.2%**	6

(Note 1) The cost:income ratio is calculated by dividing the sum of operating expenses and depreciation on operating lease assets by total income.

6.1.2.1 COMMERCIAL BANK

	Year ended 31.12.07 £m	31
Net interest income	153	
Non-interest income	360	
Total income	**513**	
Operating expenses	(274)	
Depreciation on operating lease assets	(74)	
Impairment losses	(15)	
Core operating profit	**150**	
Net interest margin	**2.08%**	1
Average interest-earning assets	**£7,357m**	£5,
Cost:income ratio (Note 1)	**67.9%**	7

(Note 1) The cost:income ratio is calculated by dividing the sum of operating expenses and depreciation on operating lease assets by total income.

Commercial Bank core operating profit increased by £34m to £150m.

- **Net interest income**

Net interest income of £153m was £49m higher than in 2006. This reflects continued growth in commercial lending and business banking account balances, and a higher margin as a result of a reduction in the proportion of loans supported by bank guarantees.

- **Non-interest income**

Non-interest income of £360m was £30m lower than in 2006. The reduction primarily reflects lower revenues from the active management of our commercial lending book, and lower money transmission revenues. The fall in money transmission revenues was a result of one-off fees in 2006 not being repeated.

- **Operating expenses**

Operating expenses of £274m were £17m lower than in 2006. The increased costs associated with the expansion of our business centre network, the recruitment of more relationship managers and the growth in our commercial lending operation were more than offset by the one-off and ongoing cost savings from a new Post Office cash contract.

- **Depreciation on operating lease assets**

Operating lease depreciation in 2007 was £74m, compared with £79m in 2006, reflecting a net reduction in balances.

- **Impairment losses**

The impairment loss charge in 2007 was £15m (2006: £8m), reflecting the growth in balances and individual impairment provisions of £13m. The loss charge in 2006 included a number of recoveries and the release of an individual impairment provision. As at 31 December 2007, 0.46% of commercial lending balances were over 30 days in arrears (December 2006: 0.60%).

- **Commercial lending balances**

The total commercial lending book, including lending to business banking customers, net of provisions and intercompany lending, as at 31 December 2007 was £8.4bn, and is included in the following balance sheet headings:

	As at 31.12.07 £m	31
Loans and advances to customers	6,221	
Net investment in finance leases and hire purchase contracts	1,909	
Operating lease assets	284	

Total commercial lending balances	**8,414**

The commercial lending book continues to be well diversified across a range of business sectors as set out below:

	As at 31.12.07 £m	**As at 31.12.07 %**	As at 31.12.06 £m	31
Shipping	**1,495**	**18**	1,298	
Property (Note 1)	**1,272**	**15**	698	
Film	**1,063**	**13**	923	
Other transport, storage & communication	**894**	**10**	821	
Aviation	**758**	**9**	549	
Wholesale & Retail trade	**502**	**6**	391	
Manufacturing	**388**	**4**	230	
Renting and other business activities	**310**	**4**	410	
Recreational	**243**	**3**	133	
Hotels & Restaurants	**225**	**3**	102	
Health & Social work	**175**	**2**	85	
Construction	**163**	**2**	172	
Other	**926**	**11**	671	
Total	**8,414**	**100**	6,483	

(Note 1) Property includes balances of £187m (2006: £nil) held within Mitre Capital Partners Limited.

The above analysis is based on the industrial sectors and processes which will be used to produce our Basel II - Pillar 3 report.

A number of our commercial loans are supported by bank guarantees. These guarantees amounted to £1,945m at 31 December 2007 as set out below:

Lending bank guaranteed	As at 31.12.07 £m	31
Shipping	**961**	
Film	**916**	
Aviation	**14**	
Other	**54**	
Total	**1,945**	

6.1.2.2 TREASURY

	Year ended 31.12.07 £m	31
Net interest income	**37**	
Non-interest income	**(36)**	
Total income	**1**	
Operating expenses	**(13)**	
Impairment losses	**(153)**	
Core operating (loss)/profit	**(165)**	
Net interest margin	**0.21%**	(
Average interest-earning assets	**£17,416m**	£14,

- **Net interest income**

Net interest income fell by £19m in the full year. This primarily reflects the £23m higher cost of wholesale funds and the cost of holding increased liquidity in the second half of 2007.

- **Non-interest income**

Non-interest income was a loss of £36m, primarily reflecting the £32m reduction in the fair value of certain treasury investments.

- **Operating expenses**

Operating costs were maintained at £13m, the same as in 2006.

- **Impairment losses**

An impairment charge of £153m was made in 2007 (2006: £nil) against the Group's treasury trading and investment securities, comprising £142m for SIVs and £11m for CDOs.

Our SIV capital and mezzanine note investments are classified as 'held-to-maturity'. The impairment charge on SIVs is made up of

£31m realised losses on restructured SIVs, and a provision of £111m against the Group's gross exposure to SIVs at 31 December 2007 of £324m.

The provision is based on an estimate of losses that the SIVs have incurred as a result of having to sell assets at a loss to meet funding obligations. Where restructurings were known about at the balance sheet date the provision has been based on an estimate of the expected discounted cash flows the Group will receive.

At 31 December 2007 the Group had £117m of CDOs, of which £102m were held as available-for-sale (AFS) and £15m were held at fair value through profit or loss (FVTPL). A £5m reduction in the fair value of these FVTPL assets was reflected in the Income Statement. Changes in fair value in AFS assets were recognised directly in the AFS reserve, except for £11m of losses on impaired assets which were recognised in the Income Statement.

CDOs were assessed for impairment by considering the quality and vintage of the underlying assets and the level of credit support. Certain assumptions were made with regard to US house prices, arrears levels and losses on defaults. Impairment has been calculated using an assumption of a 25% peak to trough fall in US house prices and an average repossession cost of 15%. If a more pessimistic scenario were to be assumed, including a 40% fall in US house prices and an average repossession cost of 25%, then the impairment charge would increase from £11m to £32m.

- **Treasury balance sheet**

Treasury assets were £23.1bn at the end of December 2007, compared to £19.8bn at the end of December 2006, and £19.0bn at the end of June 2007. The £4bn increase in the second half of 2007 primarily reflects increased liquidity, with a £3bn increase in cash and deposits with banks, and a £0.8bn increase in trading and investment securities, primarily as a result of participating in a number of SIV restructuring transactions.

By category:

	As at 31.12.07 £m	As at 30.06.07 £m	As at 31.12.06 £m
Cash and balances with central banks	**3,471**	1,589	2,224
Due from other banks	**2,885**	1,680	2,949
Trading securities	**1,439**	1,627	1,153
Investment securities			
available-for-sale	**12,773**	11,521	10,483
held-to-maturity	**213**	400	365
loans and receivables	**210**	150	150
at fair value through profit or loss	**891**	1,057	1,373
Trading and investment securities	**15,526**	14,755	13,524
Loans and advances to customers	**233**	162	430
Derivative financial instruments	**970**	837	692
Total	**23,085**	19,023	19,819

We continue to have a high quality trading and investment securities portfolio with 94% (2006: 95%) of securities rated at 'A' or above:

	As at 31.12.07 %	31
AAA	**28**	
AA	**27**	
A	**39**	
Other	**6**	
Total	**100**	

By instrument type:

	As at 31.12.07 £m	As at 30.06.07 £m	31
Cash and balances with central banks	**3,471**	1,589	
Due from other banks	**2,885**	1,680	
FRNs issued by banks and building societies, and other bank exposures	**10,185**	9,725	
ABS	**4,149**	3,752	
CDOs	**117**	110	
CLOs	**181**	127	
SIVs	**213**	400	
Principal protected notes	**35**	74	
Other	**646**	567	
Loans and advances to customers	**233**	162	
Derivative financial instruments	**970**	837	
Total	**23,085**	19,023	1

Our off-balance sheet conduit continues to fund itself from its normal sources, with the exception of £24m of liquidity which has been

provided by Alliance & Leicester on assets that have fallen below AA-. 93% of the assets in the conduit are rated AAA.

The tables below analyse Group assets and liabilities into maturity groupings, based on the remaining period to contractual maturity at the balance sheet date. A customer placing a deposit may contractually be able to withdraw funds in less than one month, but this is not an accurate representation of how long the deposit is expected to remain with the Group.

During 2007 we significantly increased the maturity of our liabilities, with total maturities of over one year increasing by more than £7bn compared to the end of 2006.

At 31 December 2007	**Less than 1 month £m**	**1 to 3 months £m**	**3 to 12 months £m**	**1 to 5 years £m**	**Over 5 years £m**	
Assets						
Cash and balances with central banks	**3,471.0**	**-**	**-**	**-**	**-**	**3,**
Due from banks	**2,694.1**	**10.4**	**1.9**	**179.0**	**-**	**2,**
Trading securities	**-**	**66.2**	**33.2**	**114.6**	**1,224.9**	**1,**
Derivative financial instruments	**32.7**	**103.2**	**264.1**	**305.1**	**265.2**	
Loans and advances to customers	**821.9**	**577.0**	**2,133.1**	**4,989.1**	**44,625.5**	**53,**
Net investment in finance leases and hire purchase contracts	**26.4**	**51.5**	**207.7**	**578.8**	**1,044.8**	**1,**
Investment securities :						
- available-for-sale	**259.5**	**479.6**	**824.5**	**7,520.8**	**3,688.3**	**12,**
- held-to-maturity	**-**	**16.9**	**-**	**117.1**	**78.9**	
- loans and receivables	**196.9**	**-**	**-**	**-**	**13.5**	
- at fair value through profit and loss	**-**	**859.8**	**-**	**15.2**	**16.2**	
Other assets	**306.0**	**9.1**	**117.5**	**292.0**	**321.6**	**1,**
Total assets	**7,808.5**	**2,173.7**	**3,582.0**	**14,111.7**	**51,278.9**	**78,**
Liabilities						
Due to other banks	**4,382.8**	**4,412.7**	**4,435.4**	**6,063.0**	**93.0**	**19,**
Derivative financial instruments	**62.2**	**97.3**	**243.9**	**267.6**	**120.2**	
Due to customers	**26,921.4**	**1,577.7**	**1,774.3**	**259.5**	**225.4**	**30,**
Debt securities in issue	**1,776.7**	**3,782.4**	**4,822.9**	**8,389.6**	**5,476.8**	**24,**
Other borrowed funds	**-**	**-**	**80.8**	**-**	**630.4**	
Other liabilities	**340.8**	**109.6**	**53.2**	**93.5**	**138.0**	
Total liabilities	**33,483.9**	**9,979.7**	**11,410.5**	**15,073.2**	**6,683.8**	**76,**

At 31 December 2006	Less than 1 month £m	1 to 3 months £m	3 to 12 months £m	1 to 5 years £m	Over 5 years £m	
Assets						
Cash and balances with central banks	2,224.0	–	–	–	–	2,
Due from banks	2,482.3	466.1	0.3	–	–	2,
Trading securities	–	13.7	49.4	194.8	895.0	1,
Derivative financial instruments	62.8	90.3	145.4	286.6	106.7	
Loans and advances to customers	522.6	600.5	1,205.4	4,790.7	39,231.5	46,
Net investment in finance leases and hire purchase contracts	34.2	52.6	195.1	517.4	1,127.6	1,
Investment securities :						
- available-for-sale	196.5	290.4	1,012.3	6,738.6	2,245.0	10,
- held-to-maturity	–	0.1	–	143.5	221.1	
- loans and receivables	–	150.3	–	–	–	
- at fair value through profit and loss	69.5	942.7	272.3	–	88.8	1,
Other assets	256.8	41.2	124.3	261.1	207.5	
Total assets	5,848.7	2,647.9	3,004.5	12,932.7	44,123.2	68,
Liabilities						
Due to other banks	3,740.5	3,310.3	1,573.9	4.9	–	8,
Derivative financial instruments	16.0	72.4	141.2	345.0	100.8	
Due to customers	25,034.7	2,148.4	1,963.9	265.8	146.6	29,
Debt securities in issue	2,126.7	6,157.8	4,643.4	8,237.9	4,249.6	25,
Other borrowed funds	–	11.3	19.0	73.8	592.6	
Other liabilities	296.7	124.1	47.0	384.9	155.0	1,
Total liabilities	31,214.6	11,824.3	8,388.4	9,312.3	5,244.6	65,

6.1.3 GROUP ITEMS

	Year ended 31.12.07 £m	31
Net interest income	**(1)**	
Non-interest income	**3**	
Total income	**2**	

Operating expenses	(32)
Core operating loss	**(30)**

Group Items represent corporate overheads and income not allocated to business units. Operating expenses in 2007 included a £9m asset write-down incurred as part of the redevelopment of our Bootle administration centre.

6.2 GROUP RESULTS BY INCOME STATEMENT CATEGORY

6.2.1 NET INTEREST INCOME

	Six months ended 30.06.07 £m	Six months ended 31.12.07 £m	Year ended 31.12.07 £m	31
Net interest income	412	389	801	
Average balances:				
Interest-earning assets (IEA)	66,057	72,438	69,274	6
Financed by:				
Interest-bearing liabilities	60,903	66,594	63,772	5
Interest-free liabilities	5,154	5,844	5,502	
Average rates:	%	%	%	
Bank base rate	5.31	5.71	5.51	
Gross yield on average IEA	5.87	6.29	6.09	
Cost of interest-bearing liabilities	4.99	5.68	5.36	
Interest spread	0.88	0.61	0.73	
Contribution of interest-free liabilities	0.38	0.45	0.43	
Net interest margin on average IEA	1.26	1.06	1.16	

Group net interest income of £801m was £20m higher than 2006. A 15% increase in average interest-earning assets more than offset a 14 basis point fall in the net interest margin.

An increase in the Commercial Bank margin was more than offset by a lower margin in both Treasury and Retail Banking.

We expect the full year Group net interest margin in 2008 to be around 1%. Higher margins on new business are expected to be more than offset by the cost of the medium term wholesale funding put in place in the second half of 2007 and early 2008, and the cost of holding higher levels of liquidity.

6.2.2 NON-INTEREST INCOME

	Year ended 31.12.07 £m	31
Fee and commission income	517	
Fee and commission expense	(33)	
Other operating income	56	
Operating lease income	94	
Core non-interest income	634	
Hedge ineffectiveness	(10)	
Total	624	

Core non-interest income of £634m was £53m lower than 2006, primarily due to the £32m reduction in the fair value of certain treasury investments, reduced revenues from the active management of the commercial lending book and lower money transmission revenues.

Other operating income also included a £20m excess from the sale of credit card accounts to MBNA (2006: £27m). A final amount of £16m will be recognised in 2008.

The £10m loss (2006: £8m gain) from hedge ineffectiveness is explained in section 6.5.

6.2.3 ADMINISTRATIVE EXPENSES AND DEPRECIATION

	Year ended 31.12.07 £m	31
Staff related expenditure	299	

Post Office/cash business	94
Marketing costs	43
Premises, equipment and other	182
Outsourcing costs	15
Administrative expenses	633
Depreciation and amortisation on fixed assets other than operating lease assets	58
Core operating expenses	691
Depreciation on operating lease assets	74
Total costs excluding redundancy costs	765
Redundancy costs	8
Total costs	773
Cost:income ratio (Note 1)	53.3%

(Note 1) The cost:income ratio is calculated by dividing total costs excluding redundancy costs by total income excluding gains or losses from hedge ineffectiveness.

The Group cost:income ratio was 53.3%, compared to 53.0% in 2006. Excluding the impact on income from fair value reductions in certain treasury investments, the higher cost of medium term wholesale funding and higher liquidity holding costs, the cost:income ratio would have been lower than 2006.

The Group's core operating expenses were £691m in 2007, £8m lower than 2006. Post Office/cash business costs have reduced as a result of one-off and ongoing benefits from the renegotiation of the cash contract in April 2007. Marketing costs have reduced, reflecting the increasing proportion of business generated via the internet. The depreciation and amortisation charge increased by £16m to £58m in the year, reflecting the £9m asset write-down relating to the redevelopment of our Bootle administration centre and a higher software amortisation charge.

6.2.4 IMPAIRMENT

The charge for impairment losses can be analysed as follows:

	Year ended 31.12.07 £m	31
Retail Banking		
Mortgages	1	
Personal loans	68	
Current accounts	16	
	85	
Commercial Banking		
Commercial Bank	15	
Treasury	153	
	168	
Total	253	

Excluding the £153m of impairment losses in Treasury, the charge for impairment losses in 2007 was £5m lower than in 2006. The Retail Banking charge reduced by £12m and the Commercial Bank charge rose by £7m. The Treasury impairment loss charge in 2007 was £153m (2006: £nil).

The closing balances on impairment provisions were as follows:

	As at 31.12.07 £m	31
Retail Banking		
Mortgages	13	
Personal loans	107	
Current accounts	16	
	136	
Commercial Banking		
Commercial Bank	27	
Treasury	122	
	149	
Total provisions	285	

Mortgage provisions have remained constant, reflecting continued excellent asset quality.

The reduction in the provision for personal loans reflects the improved credit quality of the book and the introduction of a refined provisioning methodology. The increase in the provision for current accounts reflects the growth in our active current account base.

The total level of Commercial Banking provisions as at 31 December 2007 was £149m (2006: £18m), reflecting Commercial Bank provisions of £27m (2006: £18m) and Treasury provisions of £122m (2006: £nil).

Commercial Bank provisions of £27m (2006: £18m) represented 0.3% (December 2006: 0.3%) of commercial lending balances. In addition to the provisions shown above, there was a £3m (2006: £4m) residual value provision against operating lease assets. Of the leasing book of £2.2bn, 45% was bank guaranteed (December 2006: 45%).

The Treasury provision includes £11m relating to CDOs, with the remainder relating to SIVs.

Total provisions of £285m at the end of 2007 consisted of £148m (December 2006: £158m) collective impairment provisions, and individual impairment provisions of £137m (December 2006: £10m).

6.2.5 TAXATION

The tax charge for 2007 was £103m (2006: £119m).

The underlying effective tax rate in 2007 was 27.2% (2006: 27.0%).

Statutory profit before tax for 2007 was £399m. In calculating the underlying effective tax rate, adjustments have been made for a tax credit of £3m in respect of the £10m hedge ineffectiveness loss and a tax credit of £2m in respect of £8m of redundancy costs. Underlying profits have also been adjusted for the appropriation of profit of £17m in respect of our innovative tier 1 capital securities.

Statutory profit before tax for 2006 was £569m. In calculating the underlying effective tax rate, adjustments were made for the release of a £30m tax provision, a tax charge of £2m in respect of the £8m hedge ineffectiveness gain, and a tax credit of £7m in respect of £24m of redundancy costs. Underlying profits were also adjusted for the appropriation of profit of £18m in respect of our innovative tier 1 capital securities.

The change in the rate of statutory corporation tax enacted in 2007, and effective from April 2008, has not had a significant impact on the Group's pre or post-tax results for 2007.

We expect to maintain an underlying effective rate of tax which is below the statutory rate of corporation tax, which is 28.5% in 2008.

6.3 PENSIONS

The net retirement benefits asset at 31 December 2007 was £25m (2006: £48m liability). Assets within the funded scheme are included at their market value at 31 December 2007. Liabilities within the funded and unfunded schemes are based on the most recent actuarial valuation at 31 March 2006, and updated by an independent qualified actuary to assess the liabilities as at 31 December 2007. The post retirement medical benefits liability was updated by the actuary to assess the liabilities as at 31 December 2007.

	As at 31.12.07 £m	31
Assets		
Funded defined benefit pension scheme	53	
Liabilities		
Funded defined benefit pension scheme	-	
Unfunded defined benefit pension scheme	(11)	
Post-retirement medical benefits liability	(17)	
	(28)	
Total net retirement benefits asset/(liability)	25	

6.4 DIVIDENDS

Our proposed final dividend is 36.5p (2006: 36.5p) per share, giving total dividends of 55.3p (2006: 54.1p) per share for the year, up 2.2% on 2006.

6.5 HEDGE INEFFECTIVENESS

The hedge ineffectiveness loss of £10m (2006: £8m gain) represents the net fair value loss on derivative instruments that are matching risk exposure on an economic basis. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The loss is primarily due to timing differences in income recognition between the derivative instruments and the hedged assets and liabilities. The impact can be volatile, but will trend to zero over time and has been excluded in reporting the Group's underlying performance.

7 STATUTORY FINANCIAL INFORMATION

7.1 STATUTORY CONSOLIDATED INCOME STATEMENT

	Year ended 31.12.07 Audited £m	31 A
Interest receivable and similar income	4,167.2	3,
Interest expense and similar charges (Note 1)	(3,366.1)	(2,
Net interest income	**801.1**	
Fee and commission income	516.9	
Fee and commission expense	(32.7)	
Hedge ineffectiveness	(9.5)	
Other operating income	150.0	
Total non-interest income	**624.7**	
Operating income	**1,425.8**	1,
Administrative expenses:		
Core administrative expenses	(634.6)	(
Redundancy costs	(8.4)	
Total administrative expenses	(643.0)	(
Depreciation and amortisation:		
On fixed assets excluding operating lease assets	(47.7)	
On operating lease assets	(73.5)	
Impairment of tangible fixed assets	(9.3)	
	(130.5)	(
Total costs	(773.5)	(
Impairment losses on loans and leases	(100.2)	(
Impairment losses on treasury investments	(152.9)	
Profit before tax	399.2	
Tax	(103.3)	(
Profit after tax	295.9	
Profit attributable to:		
Innovative tier 1 holders	17.5	
Preference shareholders	18.7	
Minority interests	3.0	
Ordinary shareholders of Alliance & Leicester plc	256.7	
Earnings per share:		
Basic earnings per ordinary share	59.4p	
Diluted earnings per ordinary share	59.0p	

(Note 1) Includes £10.1m (2006: £8.1m) in respect of forward exchange losses on foreign exchange derivatives.

7.2 STATUTORY CONSOLIDATED BALANCE SHEET

7.2.1 BALANCE SHEET

	As at 31.12.07 Audited £m	As at 30.06.07 Unaudited £m	31 A
Assets			
Cash and balances with central banks	3,471.0	1,589.1	2,
Due from other banks	2,885.4	1,680.4	2,
Trading securities	1,438.9	1,627.2	1,
Derivative financial instruments	970.3	837.3	
Loans and advances to customers (section 7.2.2)	53,146.6	49,487.5	46,
Net investment in finance leases and hire purchase contracts	1,909.2	1,885.3	1,
Investment securities:			
- available-for-sale	12,772.7	11,521.3	10,
- held-to-maturity	212.9	400.2	
- loans and receivables	210.4	150.3	
- at fair value through profit or loss	891.2	1,057.2	1,
Intangible fixed assets	116.1	85.7	
Property, plant and equipment	251.4	241.1	
Operating lease assets	284.1	281.0	
Deferred tax assets	4.9	6.0	
Fair value macro hedge	38.0	-	
Other assets	214.9	238.1	
Prepayments and accrued income	84.0	76.0	
Retirement benefits	52.8	-	

Total assets	**78,954.8**	71,163.7	68,
Liabilities			
Due to other banks	**19,386.9**	7,978.3	8,
Derivative financial instruments	**791.2**	813.8	[illegible]
Due to customers (section 7.2.3)	**30,758.3**	30,715.0	29,
Debt securities in issue	**24,248.4**	27,425.4	25,
Other liabilities	**498.4**	407.7	[illegible]
Current tax liabilities	**4.8**	38.8	
Fair value macro hedge	**–**	386.2	[illegible]
Accruals and deferred income	**203.6**	236.6	[illegible]
Deferred tax liabilities	**–**	–	[illegible]
Other borrowed funds	**711.2**	666.5	[illegible]
Retirement benefit obligations	**28.3**	38.6	
Total liabilities	**76,631.1**	68,706.9	65,
Equity			
Innovative tier 1	**310.6**	301.8	[illegible]
Preference shares	**294.0**	294.0	[illegible]
Minority interests	**3.5**	2.1	
	608.1	597.9	[illegible]
Called up share capital	**210.3**	215.1	[illegible]
Share premium account	**125.1**	119.3	
Capital redemption reserve	**89.9**	84.7	
Reserve for share-based payments	**26.2**	23.3	
Available-for-sale reserve	**(142.7)**	4.5	
Cash flow hedging reserve	**(13.7)**	(59.5)	
Retained earnings	**1,420.5**	1,471.5	1,
Total ordinary shareholders' equity	**1,715.6**	1,858.9	1,
Total equity and liabilities	**78,954.8**	71,163.7	68,

7.2.2 LOANS AND ADVANCES TO CUSTOMERS

	As at 31.12.07 Audited £m	As at 30.06.07 Unaudited £m	31 A
Retail Banking			
Secured loans:			
Residential mortgages	**42,776.2**	40,213.2	38,
Other secured loans	**73.7**	59.0	
Unsecured personal loans and overdrafts	**3,843.0**	3,905.9	3,
	46,692.9	44,178.1	41,
Commercial Banking			
Commercial Bank	**6,221.1**	5,147.0	4,
Treasury	**232.6**	162.4	[illegible]
	6,453.7	5,309.4	4,
Loans and advances to customers	**53,146.6**	49,487.5	46,
Net investment in finance leases and hire purchase contracts	**1,909.2**	1,885.3	1,
Operating lease assets	**284.1**	281.0	[illegible]
Total loans and advances to customers	**55,339.9**	51,653.8	48,

7.2.3 DUE TO CUSTOMERS

	As at 31.12.07 Audited £m	As at 30.06.07 Unaudited £m	31 A
Retail Banking customer deposits	**23,311.7**	23,284.6	22,
Commercial Banking customer deposits	**7,446.6**	7,430.4	6,
Total due to customers	**30,758.3**	30,715.0	29,

7.3 STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

Year

	ended 31.12.07 Audited £m	31 /
Available-for-sale investments:		
Valuation losses taken to equity	(219.8)	
Impairment loss transferred to income statement	10.6	
Net gains transferred to profit on disposal	(0.6)	
Cash flow hedges:		
Gains/(losses) taken to equity	14.8	
Transferred to net profit	(7.4)	
Actuarial gains on retirement benefit obligations	56.4	
Tax on items taken directly in equity	45.7	
Net expense recognised directly in equity	(100.3)	
Profit after tax	295.9	
Total recognised income and expense for the year	195.6	
Total recognised income and expense for the year attributable to:		
Innovative tier 1 holders	17.5	
Preference shareholders	18.7	
Minority interests	3.0	
Ordinary shareholders of Alliance & Leicester plc	156.4	

7.4 STATUTORY CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31.12.07 Audited £m	31 /
Cash flows from operating activities		
Profit before tax	399.2	
Increase in accrued income and prepayments	(26.5)	
Decrease in accruals and deferred income	(1.6)	(
Impairment losses	253.1	
Amounts written off net of recoveries	(138.9)	(
Depreciation and amortisation	118.2	
Interest on subordinated loan added back	38.0	
Provisions for liabilities and charges	(15.9)	
Unamortised costs on subordinated debt	0.2	
Other non-cash movements	(8.0)	
Cash generated from operations	617.8	
Interest paid on loan capital	(38.0)	
Tax paid	(54.5)	
Cash flows from operating profits before changes in operating assets and liabilities	525.3	
Changes in operating assets and liabilities:		
Net decrease in treasury and other eligible bills	-	
Net increase in amounts due from other banks and loans and advances to customers	(6,706.5)	(6,
Net increase in debt and equity securities	(600.8)	(
Net (increase)/decrease in fair value macro hedges	(219.7)	
Net increase in other assets	(4.3)	
Net increase in amounts due to other banks and customers	11,956.2	5,
Net (increase)/decrease in derivative financial instruments	(155.2)	
Net (decrease)/increase in debt securities in issue	(1,167.0)	4,
Net increase in other liabilities	2.2	
Net increase/(decrease) in other borrowed funds	14.3	
Other non-cash movements	(202.1)	
Net cash from operating activities	3,442.4	2,
Cash flows from investing activities		
Purchase of non-dealing securities	(4,222.1)	(5,
Proceeds from sale and redemption of non-dealing securities	2,699.1	4,
Acquisition of subsidiaries, net of cash acquired	(173.0)	
Disposal of subsidiaries, net of cash disposed	94.2	
Purchase of intangible assets, property, plant and equipment and operating lease assets	(186.6)	(
Proceeds from sale of property, plant and equipment and operating lease assets	31.3	
Net cash used in investing activities	(1,757.1)	(1,

Cash flows from financing activities		
Repayments of borrowed funds	-	(
Issue of ordinary shares	18.4	
Issue of preference shares	-	
Repurchase of ordinary shares	(193.8)	(
Dividends paid	(240.8)	(
Preference dividends paid	(18.7)	
Interest paid on loan capital	(17.5)	
Net cash used in financing activities	**(452.4)**	(
Net increase in cash and cash equivalents	**1,232.9**	
Cash and cash equivalents at beginning of year	2,622.6	2,
Cash and cash equivalents at end of year	**3,855.5**	2,

8 CAPITAL

From 1 January 2007 Alliance & Leicester has been operating under the Basel II capital regime. Capital disclosures under Basel II are still evolving across the industry. Our capital disclosures reflect the new regime.

8.1 CAPITAL STRUCTURE

8.1.1 CAPITAL RESOURCES

	As at 31.12.07 £m	01
Tier 1:		
Core tier 1 capital	1,846	:
Preference share capital	294	
Innovative tier 1	311	
Total tier 1 (before deductions)	2,451	:
Tier 1 deductions:		
Intangible assets (Note 1)	(116)	
Expected losses (Note 2)	(64)	
Total tier 1 deductions	(180)	
Total tier 1 after deductions	2,271	:
Tier 2:		
Total tier 2 (before deductions)	655	
Tier 2 deductions:		
Expected losses (Note 2)	(64)	
Total tier 2 after deductions	591	
Deductions from tier 1 and tier 2	(5)	
Total capital resources	**2,857**	:

	%
Total tier 1 ratio after deductions - Basel I RWA	6.1
Total tier 1 ratio after deductions - Basel II RWA	9.4

(Note 1) Intangible assets include capitalised software and goodwill.
(Note 2) Under Basel II a deduction is made for the excess of expected losses over customer loans and advances provisions that are on an IRB approach. Half of this is deducted from tier 1 capital and half from tier 2 capital.

In 2007 the Group bought back 19.9m shares at a total cost of £194m. Our total capital resources benefitted by £52m as a result of lower deductions for expected losses, following further refinement of our Basel II models. Total capital resources were reduced by £61m as a result of an increase in intangible assets, reflecting the ongoing investment in the ALNOVA system.

8.1.2 RISK WEIGHTED ASSETS

The table below shows the Group's risk weighted assets (RWA) and operational risk under Basel II Pillar I, and the Basel I RWA.

Basel II – Pillar I	As at 31.12.07 £m	01
Risk weighted assets:		
Mortgages	3,980	
Unsecured personal loans	3,647	
Corporates	7,005	
Banks	2,844	
Investment in securitisations (Note 1)	2,974	

Other (Note 2)	1,352	
Total credit and market RWA	**21,802**	1
Operational risk (Note 3)	2,280	
Total Basel II – Pillar I RWA	**24,082**	2
Total Basel I RWA	**37,297**	3

(Note 1) The definition ' Investments in securitisations' includes ABS, MBS, SIVs, CDOs and liquidity facilities.
(Note 2) Includes market risk, current accounts, exposures to Central Banks and other assets.
(Note 3) Notional risk weighted assets calculated at the end of each financial year.

As a result of Basel II, the Group's RWA at 31 December 2007 were 35% lower than they would have been under Basel I, reflecting our high quality assets and risk management processes.

The Group's RWA under Basel II increased by £3.8bn in 2007. Mortgage RWA reduced by £0.6bn, reflecting the refinement of our Basel II mortgage models, whilst corporates, which primarily reflects commercial lending, increased by £2.1bn, predominantly reflecting the growth in balances and a small reduction in the proportion of bank guaranteed loans.

RWA relating to banks, including FRNs, increased as a result of the higher levels of liquidity being held. RWA relating to the category 'securitisations', including ABS, CDOs and CLOs, increased by £1.8bn, reflecting the restructuring of SIVs and reductions in their credit ratings. Our total RWA also includes £59m of RWA in respect of our off-balance sheet conduit.

8.1.3 CAPITAL REQUIREMENTS

	As at 31.12.07 £m	01
Pillar 1 capital requirement	**1,927**	
Basel 1 transitional floor	**2,694**	
Total capital resources	**2,857**	

The Basel II - Pillar I capital requirement of £1,927m is 8% of total Basel II - Pillar I RWA of £24,082m. Our internal assessment of the Pillar 2 capital requirement is currently around 30% of the Group's Pillar I requirement, prior to any additional FSA capital guidance. Together, these make up our total Basel II capital requirement.

During the transition to Basel II, the Group is required to hold capital at or above a transitional floor. This floor is calculated as 8% of Basel I RWA, less collective provisions, multiplied by a factor of 95% in 2007, 90% in 2008 and 80% in 2009. The Group's total capital resources at the end of 2007 were higher than our Basel II capital requirement and the transitional floor.

Under Basel II - Pillar 3, the Group is required to disclose additional information on its loans and advances. These disclosures will provide more detail of our high quality assets, and will be published on the Group's website in April.

8.2 RECONCILIATION OF ORDINARY SHAREHOLDERS' FUNDS TO EQUITY TIER 1 CAPITAL

	As at 31.12.07 £m	31
Ordinary shareholders' funds (equity)	**1,716**	
Adjusted for:		
Pension fund (Note 1)	**(29)**	
Cashflow hedges and available-for-sale assets (Note 2)	**156**	
Minority interest	**3**	
Core tier 1 capital	**1,846**	
Intangible assets (Note 3)	**(116)**	
Equity tier 1 capital	**1,730**	

(Note 1) Retained earnings and other reserves exclude gains or losses on cashflow hedges and available-for-sale assets. The regulatory capital rules allow the pension scheme deficit to be added back to regulatory capital and a deduction taken for an estimate of the additional contributions to be made in the next five years, less associated deferred tax. When the Scheme is in surplus, the pension fund asset is not included within capital. This adjustment is reflected in the reserves number.
(Note 2) Gains or losses on cashflow hedges and available-for-sale assets are required to be excluded from equity tier 1 capital.
(Note 3) Intangible assets, including capitalised software and goodwill, are deducted in the calculation of equity tier 1 capital.

8.3 UNDERLYING RETURN ON EQUITY TIER 1 CAPITAL

	Year ended 31.12.07 £m	31
Profit attributable to ordinary shareholders	**256.7**	
Adjusted for:		
Redundancy costs	**8.4**	
Less associated tax credit	**(2.5)**	

Release of tax provision (Note 1)	-	
Hedge ineffectiveness	9.5	
Less associated tax (credit)/charge	(2.9)	
Core profit after tax	**269.2**	
Average equity tier 1	**1,839**	
Underlying return on equity tier 1	**14.6%**	

(Note 1) The tax provision release in 2006 is in respect of the excess received from the disposal of the credit card accounts to MBNA in August 2002.

9 EARNINGS PER SHARE

Basic statutory earnings per ordinary share of 59.4p (2006: 96.4p) are calculated by dividing the Group profit attributable to ordinary shareholders of £256.7m by the weighted average number of ordinary shares in issue during the year of 432.4m.

	Year ended 31.12.07	31
Group profit attributable to ordinary shareholders	£256.7m	£4
Weighted average number of ordinary shares in issue during the year	432.4m	4
Basic statutory earnings per ordinary share	**59.4p**	

The underlying basic earnings per ordinary share of 62.3p (2006: 92.4p) are provided to disclose the trend in earnings excluding the distorting effect of non-operating items and the impacts arising from hedge ineffectiveness. This is based on the same number of shares, the core profit after tax for the year after excluding the redundancy costs, impacts arising from hedge ineffectiveness and the release of the tax provision relating to the sale of the credit card accounts in 2006.

	Year ended 31.12.07 £m	31
Profit attributable to ordinary shareholders	256.7	
Adjusted for:		
Redundancy costs	8.4	
Less associated tax credit	(2.5)	
Release of tax provision	-	
Hedge ineffectiveness	9.5	
Less associated tax (credit)/charge	(2.9)	
Core profit after tax	**269.2**	
Underlying basic earnings per ordinary share	**62.3p**	

The fall in both the basic statutory and underlying earnings per ordinary share are primarily due to the lower retained profit in the year.

The diluted earnings per share of 59.0p (2006: 95.9p) are based on the total dilutive potential shares and the Group profit attributable to ordinary shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	Year ended 31.12.07 m	31
Weighted average number of ordinary shares in issue	432.4	
Weighted average diluted options outstanding	2.4	
Total	**434.8**	

	As at 31.12.07 m	31
Total number of shares in issue	**420.6**	

10 BASIS OF PREPARATION

The information in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It includes abridged details from the statutory accounts for the year ended 31 December 2007, which have been reported on by the auditors and will be filed with the Registrar of Companies for England and Wales. The report of the auditors was unqualified and did not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985. This announcement was approved by the Board of Directors on 19 February 2008.

While the statutory financial information included in this preliminary announcement has been computed in accordance with

International Financial Reporting Standards (IFRSs), this announcement does not itself contain sufficient information to comply with IFRSs. The Group will publish full financial statements that comply with IFRSs in April 2008.

11 CONTACTS

Should you have any queries please contact: -

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Mark Browne	Head of Financial Relations and External Reporting	Tel: 0116 200 2123
Press Office		Tel: 0116 200 3355

This report is also available on the Alliance & Leicester corporate web site (www.alliance-leicester-group.co.uk) from 7.00 am on 20 February 2008.

A presentation of the results for analysts and investors will be given on the morning of the results announcement. A live audiocast with synchronised slides of this event will be available from 9.30 am on the Group's corporate web site (www.alliance-leicester-group.co.uk). Later in the day, an archive version of the presentation slides and audio will be available on the Alliance & Leicester corporate web site.

Alliance & Leicester plc. Registered Office: Carlton Park, Narborough, Leicester LE19 0AL.
Company No: 3263713. Registered in England.

12 SHAREHOLDER INFORMATION

Financial Calendar	
Ex-dividend date for final dividend	Wednesday 23 April 2008
Record date for final dividend	Friday 25 April 2008
Annual General Meeting	Tuesday 13 May 2008
Payment date for final dividend	Monday 19 May 2008
Provisional date for interim results 2008 to be announced	Friday 1 August 2008
Provisional ex-dividend date for interim dividend	Wednesday 3 September 2008
Provisional record date for interim dividend	Friday 5 September 2008
Provisional payment date for interim dividend	Monday 6 October 2008
Dividends	
Interim dividend 2006	17.6p
Final dividend 2006	36.5p
Interim dividend 2007	18.8p
Proposed final dividend 2007	36.5p

13 FORWARD LOOKING STATEMENTS

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements. Nothing in this announcement should be construed as a profit forecast.

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Mr Mike McTighe		Yes	2,500	£4.8225

Purchase of shares by Mr Mike McTighe to be held by HSBC Global Custody Nominee UK Limited

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSBC Global Custody Nominee UK Limited

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

2,500

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£4.8225

13. Date and place of transaction

20 February 2008 – London Stock Exchange

14. Date issuer informed of transaction

20 February 2008

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

21 February 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	20 February 2008
6. Date on which issuer notified:	21 February 2008
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Indirect	**Direct**	**Indirect**	**Direct**	**Indirect**
Ord 50p GB0000386143	33,532,105	33,532,105	37,040,105		37,040,105		8.8049%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial	**Expiration**	**Exercise/**	**Number of voting**	**% of voting**

instrument	date	Conversion Period/ Date	rights that may be acquired if the instrument is exercised/ converted.	rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
37,040,105	8.8049%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Capital Group International, Inc ("CGII") Holdings	**37,040,105 shares**	**8.805%**
Holdings by CGII Management Companies and Funds:		
Capital Guardian Trust Company	11,592,466 shares	2.756%
Capital International Limited	22,634,689 shares	5.381%
Capital International S.A.	2,520,789 shares	0.599%
Capital International, Inc.	292,161 shares	0.069%

Proxy Voting:

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Notification using the total voting rights figure of 420,678,012
14. Contact name:	Sandra Odell
15. Contact telephone number:	0116 200 4352

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital as at 29 February 2008 consists of:

420,710,402 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore 420,710,402. This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

END